Registration No. _______


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933



                 MOTORS MECHANICAL REINSURANCE COMPANY, LIMITED
               (Exact name of registrant as specified in charter)



         Barbados                               Not Applicable
(State or other jurisdiction             (I.R.S. employer identification
of incorporation or organization)                   number)



                            Financial Services Centre
                               Bishops Court Hill
                           St. Michael, Barbados, W.I.
                                 (246) 436-4895
          (Address, including zip code, and telephone number, including area code, of principal executive office)



                    RONALD W. JONES, Vice-President, Finance
                 Motors Mechanical Reinsurance Company, Limited
                            Financial Services Centre
                               Bishops Court Hill
                           St. Michael, Barbados, W.I.
                                 (246) 436-4895
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)



                                    Copy to:
                           George R. Abramowitz, Esq.
                              Douglas N. Beck, Esq.
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                          1875 Connecticut Avenue, N.W.
                             Washington, D.C. 20009



Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration becomes effective.



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PAGE 1

In accordance with Rule 429 under the Securities Act of 1933, the prospectus contained in this registration statement relates to securities previously registered under Registration Statement on Form S-2, File No. 033-60105.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. (X)

If the registrant elects to deliver its latest annual report to security-holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(i) of this form, check the following box. [_] _______________

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] _______________

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] _______________

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] _______________

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                         CALCULATION OF REGISTRATION FEE

                                                               Proposed          Proposed
                                                               maximum           maximum
Title of each                                                  offering          aggregate          Amount of
class of securities                     Amount to be           price             offering           registration
to be registered                        registered             per unit          price              fee
Shares of Participating                     9,000 shs(1)             $75             $675,000             $187.65
Stock (no par value)
--------------------------------------- ---------------------  ----------------  -----------------  --------------------

(1) 3,000 shares are being carried forward from Registration Statement No. 033-60105. A registration fee of $77.59 was previously paid with respect to such shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that the registrant statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to section 8(a), may determine.

                 MOTORS MECHANICAL REINSURANCE COMPANY, LIMITED
                          Cross reference sheet between
                        Items of Form S-2 and Prospectus
                             Pursuant to Item 501(b)
                                of Regulation S-K

       FORM S-2 ITEM NO.                           CAPTION OR
       AND CAPTION                                 LOCATION IN PROSPECTUS

  1. Forepart of Registration Statement
     and Outside Front Cover Page of
     Prospectus .......................            Front Cover

  2. Inside Front Page and Outside Back
     Cover Pages of Prospectus ........            Inside Front Cover; Outside
                                                   Back Cover

  3. Summary Information, Risk Factors
     and Ratio of Earnings to Fixed
     Charges ..........................            Summary; Risk Factors

  4. Use of Proceeds ..................            Use of Proceeds

  5. Determination of Offering Price ..            Determination of Offering
                                                   Price

  6. Dilution .........................            Not Applicable

  7. Selling Security Holdings ........            Not Applicable

  8. Plan of Distribution .............            Plan of Distribution

  9. Description of Securities to be
     Registered .......................            Description of Capital Stock

 10. Interests of Named Experts and
     Counsel ..........................            Not Applicable

 11. Information With Respect to the
     Registrant .......................            Summary; Use of Proceeds;
                                                   Our Business; Capitalization;
                                                   Management

12. Incorporation of Certain Information           Incorporation of Certain
    by Reference                                   Information by Reference


13. Disclosure of Commission Position
     on Indemnification for Securities
     Act Liabilities ..................            Not Applicable

                               P R O S P E C T U S


                 Motors Mechanical Reinsurance Company, Limited
                      12,000 Shares of Participating Stock


We are a Barbados company engaged in the business of reinsuring risks covering motor vehicle mechanical repairs.

The participating shares being offered by this prospectus are divided into 120 series, and the authorized number of participating shares of each series is 100. The offering price is $75.00 per participating share. All Amounts Of Money Shown In This Prospectus Are Stated In U.S.
Dollars.

We will issue participating shares only to persons certified by the owners of entities selling motor vehicles to be identified with that series and only if we receive stock purchase agreements executed by such persons which are acceptable to us in our sole discretion.

Investing in our participating shares involves risks. See "Risk Factors" (page __).

Neither The Securities And Exchange Commission Nor Any State Securities Commission Has Approved Or Disapproved These Securities Or Passed Upon The Accuracy Or Adequacy Of This Prospectus. Any Representation To The Contrary Is A Criminal Offense.

                                            Underwriting
                                Price to    discounts and     Proceeds
                                 public      commissions      to issuer

Per Share                        $75.00         None            $75.00

Total 12,000 shares              $900,000       None            $900,000


                     The date of this Prospectus is , 1999.





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PAGE 4

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO DEALER, SALESMAN, OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON.

                     FOR ARIZONA AND MASSACHUSETTS INVESTORS

NO SHARES MAY BE OFFERED TO OR PURCHASED BY RESIDENTS OF ARIZONA OR MASSACHUSETTS UNLESS THE PURCHASER IS (I) AN OWNER OF THE ENTITY WITH RESPECT TO WHICH THE PARTICIPATING SHARES ARE ISSUED, (II) A MEMBER OF THE FAMILY OF THE ENTITY WITH RESPECT TO WHICH THE PARTICIPATING SHARES ARE ISSUED, (III) A TRUST FOR THE BENEFIT OF PERSONS OTHERWISE ELIGIBLE TO PURCHASE SHARES, (IV) A CORPORATION OR PARTNERSHIP CONTROLLED BY THE OWNER OF THE ENTITY WITH RESPECT TO WHICH THE PARTICIPATING SHARES ARE ISSUED, OR (V) A KEY EMPLOYEE WITH RESPECT TO SUCH ENTITY.

                              FOR FLORIDA INVESTORS

THE SECURITIES BEING OFFERED HEREBY HAVE NOT BEEN REGISTERED WITH THE FLORIDA DIVISION OF SECURITIES. ANY SALE MADE PURSUANT TO THIS PROSPECTUS MAY BE VOIDED BY THE PURCHASER WITHIN THREE DAYS OF THE FIRST TENDERING OF CONSIDERATION.

                            FOR MISSISSIPPI INVESTORS

THE COMMISSIONER OF INSURANCE OF THE STATE OF MISSISSIPPI (THE "MISSISSIPPI INSURANCE COMMISSIONER") HAS NOT APPROVED OR DISAPPROVED THIS OFFERING, NOR HAS THE MISSISSIPPI INSURANCE COMMISSIONER PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.

                             FOR NEBRASKA INVESTORS

ALL NEBRASKA INVESTORS DESIRING TO PURCHASE PARTICIPATING STOCK SHALL FORWARD THEIR EXECUTED STOCK PURCHASE AGREEMENTS, CERTIFIED OR CASHIER'S CHECK PAYABLE TO MOTORS MECHANICAL REINSURANCE COMPANY, LIMITED, AND CERTIFICATION OF ELIGIBILITY TO:

                  GMAC SECURITIES CORPORATION
                  3044 W. GRAND BOULEVARD
                  MC 482-102-201
                  DETROIT, MI  48202
                  ATTENTION:  ROBERT E. CAPSTACK

                          FOR NORTH CAROLINA INVESTORS

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSIONER OF INSURANCE FOR THE STATE OF NORTH CAROLINA, NOR HAS THE COMMISSIONER OF INSURANCE RULED UPON THE ACCURACY OR THE ADEQUACY OF THIS DOCUMENT. THE BUYER IN NORTH CAROLINA UNDERSTANDS THAT THE OFFERER IS NOT LICENSED AS AN INSURANCE COMPANY IN NORTH CAROLINA, NOR DOES IT MEET THE BASIC ADMISSIONS REQUIREMENTS FOR LICENSING AS AN INSURANCE COMPANY IN NORTH CAROLINA.





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PAGE 5

                                                             TABLE OF CONTENTS

                                                                     Page

SUMMARY ...........................................................
RISK FACTORS ......................................................
ELIGIBILITY TO PURCHASE THE SHARES ................................
USE OF PROCEEDS ...................................................
DETERMINATION OF OFFERING PRICE ...................................
DIVIDENDS .........................................................
OUR BUSINESS . ....................................................
SELECTED FINANCIAL DATA............................................
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS .............................
MANAGEMENT ........................................................
 Certain Transactions ..............................................
DESCRIPTION OF CAPITAL STOCK ......................................
 Allocations to Subsidiary Capital Accounts .......................
 Voting Rights ....................................................
  Election of Directors ...........................................
  Proxies .........................................................
  Liquidation .....................................................
  Changes in Articles and By-Laws .................................
  Other Matters ...................................................
 Redemption .......................................................
 Liquidation ......................................................
 Restrictions on Transfer .........................................
  Transfers of Less Than All Shares of a Series ...................
  Right of First Refusal ..........................................
  Exceptions for Certain Transfers ................................
  Provisions Applicable to All Transfers ..........................
 Common Stock .....................................................
 Barbados Corporate Law Provisions ................................
  Dividends and Distributions .....................................
  Repurchase ......................................................
  Shareholders' Remedies ..........................................
  Enforcement of United States Judgments ..........................
  Indemnification .................................................
  Inspection of Corporate Records .................................
PLAN OF DISTRIBUTION ..............................................
 Purchase Procedures ..............................................
 Terms of Sale ....................................................
 Conditions of Sale ...............................................
  Approval of Purchase ............................................
 Termination of Offering ..........................................
UNITED STATES FEDERAL TAX CONSIDERATIONS ..........................
 United States - Barbados Income Tax Treaty .......................
 United States Premium Excise Tax .................................
 United States Federal Income Tax Risks and
  Consequences To Us................................
 United States Federal Income Tax Consequences -- The Shareholders.
LEGAL MATTERS .....................................................
EXPERTS ...........................................................
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE .................
ADDITIONAL INFORMATION ............................................
INDEPENDENT AUDITORS' REPORT ......................................
FINANCIAL STATEMENTS...............................................

APPENDIX   A (Restated Articles of Incorporation of the Company)...
APPENDIX   B (Stock Purchase Agreement)............................
APPENDIX   C (Certification Form)..................................

                                     SUMMARY

The following summary highlights important information about our business and about this offering. Because it is a summary, it does not contain all the information you should consider before investing in our participating shares. You should read the entire prospectus, including the financial statements and notes to the financial statements, before you decide to buy participating shares.

OUR BUSINESS

We are a Barbados reinsurance company. We assume risks with respect to motor vehicle repairs that are covered under motor vehicle mechanical service agreements sold to purchasers of new and used motor vehicles. These risks are initially insured under policies that are issued either to General Motors Corporation or its affiliates, or to automobile dealers, and reinsured by Motors Insurance Corporation. We then assume the risks under these policies from Motors Insurance Corporation. (See "Our Business.")

THE OFFERING

Securities Being
Offered ........... Shares of participating  stock, not to exceed 12,000 shares, in series of 100 shares each, without nominal or par value. (See "Description of Capital Stock.")

Offering Price .... $75.00 per share, or $7,500 per series.

Terms of Offering . We issue  series of  participating  shares  with  respect to specific MIC Mechanical Accounts. An MIC Mechanical Account refers to the record maintained by Motors Insurance Corporation with respect to mechanical service agreements sold by one or more entities that sell motor vehicles. Only one series of participating shares will be issued with respect to each MIC Mechanical Account. To be eligible to purchase participating shares, you must be certified to purchase shares by the owners of the entity for which the MIC Mechanical Account is maintained. We will not issue any participating shares of a series unless all shares of that series are purchased by you or other eligible persons. (See "Eligibility to Purchase the Shares.")

Offering Period ... This offering  commenced as of the date of this  prospectus.
                    Participating shares will be offered and sold on a continuous basis unless we terminate the offering. All funds paid by purchasers of participating shares will be held in an escrow account at Barclays Bank PLC in Bridgetown, Barbados until we accept the purchaser's stock purchase agreement. Once we accept the stock purchase agreement, the funds will be paid to us and shares will be issued.

Purchase Procedure..To  purchase   participating   shares,  you  must  send  the
                    following to us: (1) two executed stock purchase agreements;
                    (2) a certified or cashier's check in the amount of the purchase price of the participating shares payable to "Motors Mechanical Reinsurance Company, Limited -- Escrow Account"; and (3) a certification of eligibility. (See "Eligibility to Purchase the Shares.")




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PAGE 8

Restrictions on
Transfer .......... Generally,  you will not be able to  transfer  participating shares unless you have first offered us the opportunity to purchase the shares. In addition, generally you will need to obtain our prior written consent to transfer less than all of the shares of a series. (See "Description of Capital Stock -- Restrictions on Transfer.")

Voting Rights ..... As a  holder  of  participating  shares,  you and the  other holders of participating shares will be entitled to elect one out of six members of our board of directors. Your right to vote on other matters will be limited. (See "Description of Capital Stock -- Voting Rights.")

Risk Factors ...... This investment is subject to significant  risks. (See "Risk
                    Factors.")

Capital............ Structure..   As  of  April  1,  1999,   there  were  31,200
                    participating shares representing 312 series issued and outstanding and held by 544 shareholders. In addition, we have issued 2,000 shares of our common stock to Motors Insurance Corporation that remain outstanding.

Use of Proceeds ... We will add the  proceeds  of this  offering  to our general funds and utilize these funds in our reinsurance business. (See "Use of Proceeds.")

Plan of
Distribution ...... The participating  shares are being offered, on a continuous basis, by registered representatives of GMAC Securities Corporation, a broker-dealer affiliate of Motors Insurance Corporation. No commissions are charged or paid in connection with the sale of the participating shares.

                                  RISK FACTORS

An investment in our participating shares is subject to significant risk. Before you decide to purchase participating shares, please carefully consider the following risk factors:

We Are Controlled By and Dependent Upon Motors Insurance Corporation.

Motors Insurance Corporation owns all of our common stock. This permits Motors Insurance Corporation to control our board of directors and determine, among other things, the selection of our officers, management company and investment adviser. We have entered into a retrocession agreement with Motors Insurance Corporation. Under this agreement, we assume (reinsure) risks of Motors Insurance Corporation under insurance policies covering motor vehicle mechanical service agreements. We rely exclusively on this retrocession agreement and, thus, on Motors Insurance Corporation for our business. Therefore, any matters adversely affecting Motors Insurance Corporation may have an adverse impact on our business. In addition, under the retrocession agreement, Motors Insurance Corporation has the ability to limit our reinsurance with respect to particular MIC Mechanical Accounts. This could adversely affect the value of your participating shares. (See "Our Business;" and "Description of Capital Stock.")

Under the retrocession agreement, we are required to reimburse Motors Insurance Corporation for all claims paid by Motors Insurance Corporation with respect to the motor vehicle mechanical service agreements that are covered by the retrocession agreement. We may, at our own expense, participate with Motors Insurance Corporation in the defense of any claim. However, Motors Insurance Corporation generally has full authority to investigate and settle, or defend, all claims.

The retrocession agreement does not specify a date upon which it will terminate. The agreement may generally be terminated at any time by either Motors Insurance Corporation or by us upon 30 days written notice. If the retrocession agreement is terminated, we may not be able to continue to operate in the manner described in this prospectus.

Restrictions Applicable to Motors Insurance Corporation's Ability to Retrocede Risks to Us.

Motors Insurance Corporation believes that there is no federal or state law or regulation that limits its ability to retrocede (assign) to us its risks with respect to the mechanical service agreements. However, certain state insurance laws and regulations are imprecise and subject to varied interpretations. Accordingly, it is possible that a state administrator could attempt to limit the retrocession arrangement between Motors Insurance Corporation and us on the grounds that we are a non-United States company or a company that is affiliated with the ceding company (i.e. Motors Insurance Corporation) or its producers (i.e. the entities selling the mechanical service agreements). In addition, from time to time, there are legislative and regulatory proposals that could, if adopted, affect the ability of Motors Insurance Corporation to retrocede its liability under the mechanical service agreements to us.

Extension of New Vehicle Warranties Could Adversely Affect Our Business.

Our business is largely dependent upon sales of mechanical service agreements. Therefore, our business could be adversely affected by changes in warranties provided by manufacturers for new motor vehicles that limit the need for, and sales of, mechanical service agreements. For example, if warranties provided by manufacturers are expanded, there could be an adverse affect on the sales of mechanical service agreements, and thus on our business.

Losses Paid With Respect to Mechanical Service Agreements May Exceed Our Income.

The amount of losses that are incurred under mechanical service agreements are unpredictable and highly volatile. If the amount of losses and expenses we incur under the mechanical service agreements exceeds the amount of premium we earn and our investment income, we would incur net losses.

Each series of participating shares generally bears 100% of the losses incurred with respect to mechanical service agreements sold by the entity with respect to which the shares are issued. To the extent losses incurred with respect to mechanical service agreements sold by the entity with respect to which your participating shares are issued are substantial, you might lose all or a portion of your investment even if other holders of participating shares do not experience a similar loss. In addition, under certain circumstances, losses incurred with respect to mechanical service agreements other than those sold by the entity with respect to which your shares are issued, may be allocated to the account maintained for your shares. (See "Description of Capital Stock -- Allocations to Subsidiary Capital Accounts.")

Investment Related Risks.

Our profitability depends in part on the amount of income we earn on our investments. There is a risk that we will not earn a net investment return which, when added to our earned premium, will be sufficient to offset our liability for claims and expenses. In addition, we could suffer investment losses due to declines in the market values of securities in which we invest which may be caused by, among other things, volatile interest rates. We invest primarily in U.S. dollar-denominated securities issued outside of the United States by non-U.S. private or governmental issuers and U.S. dollar-denominated bank certificates of deposit issued by foreign banks and foreign branches of U.S. banks. Subject to satisfaction of certain conditions, we may



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PAGE 10

make limited investments in non-U.S. dollar denominated bonds on a fully currency-hedged basis. Such forward foreign currency transactions minimize the risk of loss resulting from a decline in the value of the foreign currency relative to the dollar, but may also limit the potential for gain in the event the foreign currency's value increases in relation to the value of the dollar. The instruments that may be used to hedge non-U.S. dollar denominated investments could involve, to varying degrees, elements of credit risk in the event a counterparty should default on its obligation under the hedge instrument. Such credit risk is managed through the selection of financially sound counterparties and periodic monitoring of counterparty financial condition.

Our board of directors recently approved a plan to invest a portion of our portfolio in equity securities, including securities issued by non-U.S. issuers. We began to implement this plan in June of 1999 by purchasing shares of a fund organized in Luxembourg that invests in such securities. Investing in securities issued outside the United States subjects us to certain risks not generally associated with securities issued in the United States. These risks include fluctuations in currency exchange rates, lack of standard financial and accounting information, and lack of liquidity in such securities.

United States Tax Risks.

We conduct a reinsurance business in Barbados. We execute and administer our retrocession agreements and manage our business affairs from Barbados. On this basis, we believe that we should not be deemed to be engaged in business within the United States through a permanent establishment, and, therefore, we believe we should not be subject to United States income tax. However, given the factual nature of the questions involved and certain aspects of our treaty reinsurance program related to the United States, there can be no assurance that for tax purposes we ultimately will not be deemed to be engaged in business within the United States through a permanent establishment. In such event, we would be subject to United States income tax on business profits attributable to such permanent establishment, as well as an additional 5% branch profits tax.

Under captive insurance company provisions contained in the Internal Revenue Code, each holder of participating shares generally will be subject to United States income tax currently on his or her pro rata share of our earnings, whether or not such earnings are distributed. To the extent that we were subject to United States income tax on our business profits, the holders of participating shares would not be subject to current tax on such profits, but the holders of participating shares would be subject to tax on our actual distributions with respect to such profits. (See "United States Federal Tax Considerations -- United States Federal Income Tax Consequences -- The Shareholders.")

No representation is made as to the effect that any change in United States tax laws or the interpretation thereof may have on us or holders of participating shares.

Risks Related to Foreign Business Operations.

Our business is conducted outside of the United States and may, consequently, be affected by changes in foreign governments and by other political and economic conditions. As a Barbados corporation, we are subject to the provisions of the Barbados Companies Act, 1982. (See "Description of Capital Stock -- Barbados Corporate Law Provisions.")

Competition and Loss of Business.

The business of insuring risks under motor vehicle mechanical service agreements is highly competitive, with many companies seeking to insure mechanical service agreements sold by entities selling motor vehicles. Since all of our business is currently derived from the retrocession agreement with Motors Insurance Corporation, the volume of our business is



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PAGE 11

dependent, to some extent, upon the marketability of agreements and plans developed by General Motors Corporation and its subsidiaries, including Motors Insurance Corporation, and offered through motor vehicle dealers. In addition, General Motors may choose not to insure its liability under mechanical repair plans with Motors Insurance Corporation or its subsidiaries which would limit our business.

Barbados Regulatory Limitations May Restrict The Amount of Our Business.

Barbados insurance law requires that we maintain certain levels of capital and surplus in relation to the amount of premium we earn. To the extent that our net asset value does not meet these minimum requirements and to the extent that the capital and surplus attributable to a particular series of participating shares does not support the business attributable to such series, we may reduce the amount of our business attributable to such deficient series.

We Rely on Outside Consultants.

We do not have any full-time officers or employees. We rely on outside consultants for insurance management, day-to-day administrative services, and investment advice. (See "Our Business.")

Our Ability to Pay Dividends is Subject to Certain Restrictions.

Although our articles of incorporation require that we pay a minimum annual dividend to holders of participating shares under certain circumstances, we will not be able to pay any dividend unless such payment is in compliance with Barbados insurance regulatory requirements, the Barbados Companies Act and other limitations provided in our articles. (See Appendix A; and "Dividends.")

There Is No Public Market For Our Stock and There are Restrictions on Transfers.

There is no public market for the participating shares, and none is expected to develop. In addition, the participating shares are subject to substantial restrictions on transfer. Except for transfers to certain members of a transferor's family, certain trusts, certain business affiliates, or estates, a transfer of any series of shares is subject to our right of first refusal, and a transfer of less than all of the shares of a series cannot be made without our express written consent. All transferees must agree to be bound by the provisions of a stock purchase agreement, including, among other things, restrictions on the transfer of their shares. (See "Description of Capital Stock -- Restrictions on Transfer," "Eligibility to Purchase the Shares," and "Plan of Distribution.")

We Have the Right to Redeem Shares.

We have the right to cause a redemption of participating shares of any series at any time and for any reason. This would permit us, among other things, to redeem your shares, at our discretion, if loss experience with respect to the mechanical service agreements sold by the entity or entities with respect to which your participating shares are issued, is unsatisfactory. We also may reject any request for redemption by a shareholder. (See "Description of Capital Stock -- Redemption.")

Year 2000

Many computerized systems and microprocessors that are used in our business have the potential for operational problems if they lack the ability to handle the transition to the Year 2000. The effects of the Year 2000 issue are also complicated by our dependence on Motors Insurance Corporation as well as other service providers such as our management company and investment adviser. The Year 2000 issue has the potential to cause disruption to our business. To date, we have not incurred, expensed or capitalized amounts related to the Year 2000 remediation, and we do not expect to incur incremental expenses or to forego or delay information technology projects due to Year 2000. Based on information provided by the companies we do business with, we do not anticipate that we will experience a disruption of our business as a result of the Year 2000 issue. However, there is still uncertainty about the broader scope of the Year 2000 issue as it may affect us and third parties that are critical to our operations. In the event that we or our service providers are unable to complete remedial actions or are unable to implement adequate contingency plans in the event that problems are encountered, there could be a material adverse effect on our business, results of operations and financial condition.

                       ELIGIBILITY TO PURCHASE THE SHARES

Participating shares ("Shares") of a series may be purchased only by an individual or entity certified by all the owner(s) of the entity or entities for which an MIC Mechanical Account is maintained, as a purchaser of all or part of a series of Shares in respect of such MIC Mechanical Account ("Eligible Purchaser"). An "MIC Mechanical Account" is the separate business record maintained by MIC or any of its subsidiaries to track volume, experience, and commissions with respect to mechanical service agreements sold by one or more particular entities selling new and/or used motor vehicles. There are no formal eligibility requirements for certification. The owners of the entity or entities for which an MIC Mechanical Account is maintained have complete discretion with respect to whom they choose to certify as Eligible Purchasers (including themselves), provided that all beneficial owners of the entity or entities for which an MIC Mechanical Account is maintained consent to such designation. In addition, we have complete discretion to accept or reject any offer to purchase Shares. No more than one series of Shares is issued with respect to each MIC Mechanical Account. No Shares of a series are issued unless executed stock purchase agreements (see Appendix B) for all Shares of that series have been received and accepted by us.

A prospective purchaser is considered to be properly certified when we have received a certificate in the form furnished by us (see Appendix C) from each owner of the entity or entities for which an MIC Mechanical Account is maintained stating that the prospective purchaser has been designated by such owner(s) to be eligible to purchase the particular Shares and representing that all beneficial owners of the entity or entities for which an MIC Mechanical Account is maintained have consented to such designation. In addition, the prospective purchaser must execute a stock purchase agreement, in the form approved by us (see Appendix B) and forward that agreement, together with payment for the Shares purchased, to us. Stock purchase agreements are subject to acceptance by us. (See "Plan of Distribution.")

Transfer of Shares is subject to restrictions. If less than all the Shares of a series are transferred, we must give our consent. In addition, we have a right of first refusal to purchase any Shares which the holder attempts to transfer. However, a transfer is not subject to either of the foregoing restrictions if the transferee falls into one of the categories of designated transferees set forth in our articles of incorporation. (See "Description of Capital Stock -- Restrictions on Transfer.")

                                 USE OF PROCEEDS

The offering of the Shares pursuant to this prospectus is being made on a continuous basis. This means that it is not possible to predict how many series of Shares will ultimately be purchased or the maximum net proceeds to be derived by us from this offering.

The proceeds derived from this offering are added to our general funds to provide a pool of funds for the payment of future claims in the event premiums prove insufficient to cover such claims. Under Barbados law, we are required to have minimum net assets, determined by reference to our annual earned premium. All of our available capital, including the proceeds of this offering, is invested in accordance with guidelines established by our board of directors. We believe that the proceeds derived from this offering will be sufficient, together with our other capital, to support our insurance operations for the foreseeable future.

We establish a bookkeeping record for each particular series of Shares or class of stock which we maintain for the purpose of accounting for items of income and expense, gains and losses, capital contributions, and shareholder distributions which are allocated to the particular series of Shares or class of stock ("Subsidiary Capital Account"). The consideration we receive upon issuance of a series of Shares is allocated to the Subsidiary Capital Account established with respect to that series of Shares. (See "Description of Capital Stock Allocations to Subsidiary Capital Accounts.")

                         DETERMINATION OF OFFERING PRICE

There is no public trading market for the Shares nor is one expected to develop. The price per Share reflects our projected capital needs and bears no relationship to any valuation criteria.

                                    DIVIDENDS

Dividends may be declared and paid at the discretion of our board of directors, provided that, subject to the restrictions described in the following paragraphs, each holder of Shares of a series will be entitled to receive a minimum dividend, payable annually, equal to 20% of the annual net income attributable to the Subsidiary Capital Account associated with that series of Shares.

Pursuant to the general corporate laws of Barbados, dividends on the Shares are payable only if after the payment: (a) we would be able to pay our liabilities as they come due; and (b) the realizable value of our assets exceeds our liabilities and stated capital. Dividends may not be paid out of unrealized profits. Further, under Barbados insurance law, we are required to maintain a minimum capitalization of $125,000 and, in addition, the recorded value of our assets must exceed our liabilities by: (a) $125,000 where our earned premium in the preceding financial year did not exceed $750,000; (b) an amount equal to 20% of the earned premium for the preceding financial year, where such income exceeded $750,000 but did not exceed $5,000,000; and (c) an amount equal to the aggregate of $1,000,000 and 10% of the amount by which the earned premium for the preceding financial year exceeded $5,000,000. (See "Description of Capital Stock -- Barbados Corporate Law Provisions.")

In addition to the provisions of Barbados law, our articles of incorporation place limitations on the payment of dividends. Dividends may be declared and paid only out of our earned surplus and only if, after giving effect to the distribution, we meet the Barbados margin of solvency requirements without regard to any letters of credit. Further, dividends with respect to any series of Shares may be paid only out of earned surplus attributable to the Subsidiary Capital Account identified with those Shares, and only to the extent that, after giving effect to the dividend, the capital and surplus identified with that Subsidiary Capital Account (without regard to any guarantee or letter of credit) would meet its pro rata share, based on allocable earned premium, of the minimum margin of solvency required of us under Barbados law, as described in the preceding paragraph. To the extent that we declare a dividend, other than a minimum dividend, on the Shares, it will be declared and paid subject to the foregoing limitations on all series of Shares as a percentage of the net income and/or earned surplus attributable to each series, provided that such percentage may vary with the level of net income and/or earned surplus.

In February of 1999, February of 1998 and March of 1997, we declared dividends on the Shares aggregating $4,066,464, $5,171,956 and $4,196,730, respectively. These dividends, in each case, were declared as a varying percentage of earned surplus attributable to each series of Shares with the percentage applicable to each series depending on the amount of earned surplus attributable to such series. The applicable percentages were 15% to 45% for dividends declared in 1999, 20% to 50% for dividends declared in 1998, and 20% to 45% for dividends declared in 1997.

The payment of dividends on our common stock (the "Common Stock"), all of which is held by Motors Insurance Corporation ("MIC"), is also subject to the restrictions under Barbados law and our articles of incorporation. In addition, our articles provide that dividends may not be declared or paid on the Common Stock unless and until each holder of Shares of a series has received any minimum dividend to which he is entitled for the current period and may be declared and paid only to the extent that the earned surplus attributable to the Common Stock exceeds Restricted Earned Surplus (as defined in "Description of Capital Stock -- Allocations to Subsidiary Capital Accounts").

                                  OUR BUSINESS

We were incorporated under the laws of Barbados on June 12, 1986. We became registered as a licensee under the Barbados Exempt Insurance Act, 1983 to carry on the business of an Exempt Insurance Company from within Barbados on June 30, 1986 and commenced operations in December, 1987. Our registered and principal offices are located in St. Michael, Barbados. We were organized by MIC. All of MIC's outstanding stock is owned by GMAC Insurance Holdings, Inc., a subsidiary of General Motors Acceptance Corporation which, in turn, is a wholly owned subsidiary of General Motors Corporation.

Our business is the assumption of risks arising under mechanical breakdown protection plans sold to purchasers of motor vehicles. These plans provide coverage against specific motor vehicle mechanical breakdowns during the manufacturer's new vehicle warranty period that are not attributed to manufacturing defects and coverage for certain specified mechanical breakdowns (whether or not caused by manufacturing defects) beyond the period covered by the manufacturer's warranty. The risk of loss under these plans is covered by insurance policies that are issued either to General Motors or its affiliates, or to automobile dealers, reinsured by MIC, and retroceded to us to the extent that such policies are attributable to an MIC Mechanical Account in respect of which a series of Shares is issued and outstanding, provided, that fleet coverages, medium duty truck business and maintenance plans are not reinsured.

Reinsurance is a means of transferring the risk of loss arising under a contract of insurance from the company that initially insured the risk to the reinsurer. Retrocession is the transfer of the risk borne by the reinsurer (the "retroceding company") to another company which, in turn, assumes such risk (the "retrocessionaire"). Retrocession agreements are of numerous different types and may be individually negotiated by the parties to meet particular needs. Under a "quota share" indemnity retrocession agreement, such as the retrocession agreement between MIC and us, the retrocessionaire (us) is paid ("ceded") a certain percentage of the premiums collected by the retroceding company (MIC) and, in return, agrees to indemnify the retroceding company for a certain percentage of the losses in respect of those risks. Further, a "treaty" arrangement, such as is involved here, covers all risks of a defined class. Under the terms of the retrocession agreement with MIC, we assume 100% of each risk retroceded to us by MIC in return for which we receive 75% of the gross premium with respect to the risk, reduced by related agents' or brokers' commission if any. The remaining 25% of the gross premium is retained by MIC as a ceding commission.

A major source of income to us is income earned on the investment of amounts not currently required to meet claims or expenses. The funds available for investment by us come primarily from accumulated capital and from unearned premiums. We currently invest primarily in U.S. dollar-denominated securities issued outside the United States by non-United States private or governmental issuers and U.S. dollar-denominated bank certificates of deposit issued by foreign banks and foreign branches of U.S. banks. Subject to the satisfaction of certain conditions, we may make limited investments in non-U.S. dollar denominated bonds, on a fully currency- hedged basis. We plan to invest a portion, not to exceed 20%, of our investment portfolio in equity securities in 1999.

Rothschild Asset Management Limited ("Rothschild") manages the investment and reinvestment of our non-equity investments in accordance with investment policies and guidelines adopted by our board of directors. Rothschild charges a management fee of 0.225% per annum on the first $20,000,000 of assets under management, 0.2% per annum on the next $20,000,000, and 0.15% per annum on the excess thereof based on the market value of our investment portfolio at the end of each calendar quarter.

We  have  entered  into  an  Insurance  Management  Agreement  (the  "Management
Agreement") with Aon Insurance Managers (Barbados) Ltd. (the "Manager"), pursuant to which the Manager collects and disburses funds on our behalf, provides accounting, clerical, telephone, facsimile, information management and other services for us, and advises and consults with us in regard to all aspects of our retrocession activities. Under the terms of the Management Agreement, we pay the Manager a fixed annual fee plus a monthly variable fee based on the number of outstanding series of Shares at each calendar month end. For the year ended December 31, 1998, we paid fees to the Manager in the amount of $228,968.

We are a resident of Barbados, as are certain of our directors, and certain experts named herein, and all or a substantial portion of our assets and the assets of such persons are or may be located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or such persons, or to enforce against them judgments obtained in United States courts predicated upon the civil liability provisions of the Securities Act of 1933, as amended (the "1933 Act"). We have been advised by our Barbados counsel, Evelyn, Gittens & Farmer, that there is doubt as to whether Barbados courts would (1) enforce judgments of United States courts obtained against us or such persons predicated upon the civil liability provisions of the 1933 Act, or (2) impose, in original actions in Barbados, liabilities against us or such persons predicated upon the 1933 Act.

We are subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and in accordance therewith file reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copied at the offices of the Commission, at Room 1024, 450 Fifth Street, N.W., Washington, D.C.; Room 1204, Kluczynski Federal Building, 230 South Dearborn Street, Chicago, Illinois; and Room 1102, Jacob K. Javits Building, 26 Federal Plaza, New York, New York. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The information we file with the Commission is also available through the Commission's Internet site at "http://www.sec.gov."

We furnish to our stockholders annual reports containing financial statements that reflect our overall results and condition and that have been audited and reported upon by independent public accountants, and quarterly reports for each of the first three quarters of each fiscal year containing unaudited financial information. In addition, we furnish to each holder of Shares of a series a quarterly statement containing unaudited financial information relating to such series. The reports furnished by us contain information prepared in accordance with accounting principles generally accepted in the United States.

                             SELECTED FINANCIAL DATA

The selected financial data set forth below as of December 31, 1997 and 1998 and for the three years ended December 31, 1998 are derived from our financial statements which have been audited by Deloitte & Touche, independent chartered accountants, and are included and incorporated by reference in this prospectus. The selected financial data as of December 31, 1994, 1995 and 1996 and for the years ended December 31, 1994 and 1995 are derived from our audited financial statements. The data presented for the three month periods ended March 31, 1999 and 1998 are derived from unaudited financial statements presented elsewhere in this prospectus and, in our opinion, include all adjustments, consisting of normal recurring accruals, which are necessary for a fair presentation of the results for these interim periods presented. The results for the three month period ended March 31, 1999 are not necessarily indicative of the results to be expected for the full fiscal year. You should read this information in conjunction with the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes included elsewhere in this prospectus.



                                                          December 31
                             1998                 1997               1996               1995                1994
                             ----                 ----               ----               ----                ----
Premiums Assumed         $ 72,634,160        $ 57,071,313        $ 47,410,037        $44,084,952         $38,371,896
                         ============        ============        ============        ===========         ===========
Premiums Earned          $ 57,845,674        $ 45,701,595        $ 36,077,699        $28,800,689         $21,316,685
Net Investment
  Income                   10,375,464           5,704,678           5,341,924          5,563,573           1,227,816
                         ------------        ------------        ------------        -----------         -----------
Total Income               68,221,138          51,406,273          41,419,623         34,364,262          22,544,501
Less Losses and
  Expenses                 61,027,782          43,503,363          33,965,100         27,462,338          20,825,943
                         ------------        ------------        ------------        -----------         -----------
Net Income*              $  7,193,356        $  7,902,910        $  7,454,523        $ 6,901,924         $ 1,718,558
                         ============        ============        ============        ===========         ===========
Dividends Per
  Common Share                      0                   0                   0                  0                   0
Total Assets             $139,312,516        $123,065,286        $106,041,164        $91,526,976         $66,012,284
Total Policy
  Reserves and
  Other Liabilities       115,786,948         100,999,317          88,479,590         76,350,313          60,246,641
Stockholders' Equity       23,525,568          22,065,969          17,561,574         15,176,663           5,765,643
Dividends Paid on
  Participating Shares      5,171,956           4,196,730           4,007,483          1,188,614           2,156,304


                                                                   Three Months Ended March 31
                                                                             (unaudited)
                                                                    1999                      1998
                                                                    ----                      ----
Premiums Assumed........................................         $17,861,028             $17,579,710
                                                                 ===========             ===========
Premiums Earned.........................................         $15,509,404             $13,293,165
Net Investment Income...................................             224,284               2,640,030
                                                                 -----------             -----------
Total Income............................................          15,733,688              15,933,195
Less Losses and Expenses................................          16,116,459              12,204,674
                                                                 -----------             -----------
Net (Loss)/Income.......................................         $  (382,771)            $ 3,728,521
                                                                 ===========             ===========


                                                                                        March 31, 1999

Total Assets............................................                                 $136,113,075
Total Policy Reserves and Other Liabilities.............                                  118,201,922
Stockholders' Equity....................................                                   17,911,153
Dividends Paid on Participating Shares..................                                    4,066,464

*/ Information as to earnings per share is not provided inasmuch as the results for each series of stock will vary with the underwriting experience attributable to each Subsidiary Capital Account established with respect to that series. See
Note 2 to the financial statements.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Liquidity.

We expect to generate sufficient funds from operations to cover current liquidity needs. Our liquidity requirements are related to payment of insurance losses, administrative expenses, and dividends. Premiums generated by our reinsurance business, combined with investment earnings plus proceeds from the sale of Shares, will continue to be the principal sources of our funds. Although losses are expected to increase due to the increased level of premiums assumed in each preceding year and the anticipated incidence of claims following the expiration of manufacturers' warranties, available funds from the sources identified above have also grown. Net cash provided by operating activities has decreased to $16,077,051 in 1998 from $17,304,385 in 1997 and $17,588,199 in
1996. We believe that such funds will be sufficient to meet our liquidity requirements in 1999 and in future years to which our reinsurance liabilities extend. No capital expenditures are expected during the next few years.

We had unearned premium reserves of $112,594,698 as of March 31, 1999, $110,243,074 as of December 31, 1998, and $95,454,588 as of December 31, 1997.
These amounts are attributable to the long-term nature of the contracts sold. Such contracts may extend for up to 72 months from date of issue. In addition, our risk of loss arises primarily after the underlying manufacturer's warranty expires. For new vehicles, the warranty generally covers 36 months or 36,000 miles. For used vehicles, the applicable warranty period depends on the unexpired portion of the original manufacturer's warranty at the time of purchase of the vehicle. Because we have limited exposure to risk of loss prior to expiration of the underlying manufacturer's warranty, most premium is not recognized as earned until such expiration. Since very little premium is recognized as earned until the expiration of the underlying warranty, most of the premium written in any year is recorded as unearned.

On February 26, 1999, we paid dividends aggregating $4,066,464 to eligible holders of Shares. See "Dividends" for a discussion of dividends paid and legal restrictions on the payment of dividends.

The payment of the 1998 fourth quarter reinsurance cession due to the ceding company, MIC, during the first quarter 1999 was deferred for settlement during the second quarter 1999 resulting in zero cash flow from reinsurance premiums collected for the three months ended March 31, 1999.


Capital Resources.

Our capitalization, as of December 31, 1998, was comprised of paid-in capital with respect to the Common Stock of $200,000, paid-in capital with respect to the Shares of $2,362,500 (compared with $2,115,000 and $1,905,000 as of December 31, 1997 and 1996, respectively), and retained earnings of $20,629,009. As of March 31, 1999, our capitalization was $2,540,000 comprised of paid in capital with respect to the Common Stock of $200,000 and paid in capital with respect to Shares of $2,340,000. In addition, as of March 31, 1999, we had surplus from retained earnings in the amount of $16,182,420. The net decrease in retained earnings from December 31, 1998 is primarily attributable to the dividend paid on February 26, 1999.

Barbados law requires that our net assets equal at least the aggregate of $1,000,000 and 10% of the amount by which our earned premium exceeded $5,000,000 in the previous year. If our net assets are less than mandated by Barbados law, we have the right to reduce the business related to a Subsidiary Capital Account by retrocession or any other means to the extent necessary to permit the Subsidiary Capital Account to meet its pro rata share of our required capital and surplus. At January 1, 1999, our required minimum net assets computed in accordance with Barbados law was approximately $6,284,567, compared to total capital and retained earnings computed for purposes of Barbados law of $23,191,509.


Results of Operations.

Fiscal Years Ended December 31, 1998 and 1997. During the year ended December 31, 1998, we had net income of $7,193,356 compared to $7,902,910 and $7,454,523 for the years ended December 31, 1997 and 1996, respectively. As described below, the decrease in net income during 1998 compared to the previous year was primarily a result of an underwriting loss which partially offset an increase in investment income. The increase in net income in 1997 compared to 1996 was primarily a result of an increase in investment income combined with a modest increase in underwriting income.

We had a net underwriting loss of $3,182,108 in 1998 compared to net underwriting income of $2,198,232 and $2,112,599 for the years ended December 31, 1997 and 1996, respectively. The net underwriting loss recorded during 1998 reflected an increase in our loss ratio (the ratio of losses incurred to premiums earned) as more fully described below. The modest increase in underwriting income during 1997 was the result of an increase in the amount of premiums earned partially offset by an increase in our loss ratio. During 1998, we earned premiums of $57,845,674 compared to $45,701,595 and $36,077,699 during 1997 and 1996, respectively.

Increased premium income has been generated by the issuance of additional series of Shares during the year ended December 31, 1998, and the continuing flow of reinsurance premiums from series issued in prior years. During 1998, we issued 37 new series of Shares and redeemed 4 series of Shares for a net increase of 33 series. There were a total of 315 series outstanding at December 31, 1998 compared to 282 and 254 series of Shares outstanding at December 31, 1997 and 1996, respectively.

We incurred losses and administrative expenses during the year ended December 31, 1998 of $61,027,782 compared with $43,503,363 and $33,965,100 for the years ended December 31, 1997 and 1996, respectively. Expenses in 1998 were comprised of losses paid and provisions for losses incurred of $45,552,545, ceding commissions and excise taxes of $14,919,916 and operating expenses of $555,321. Losses incurred in 1997 and 1996 were $31,118,622 and $24,037,827 respectively. The loss ratio for the year ended December 31, 1998 was 78.7% compared to 68.1% and 66.6% for the years ended December 31, 1997 and 1996, respectively.

The increased loss ratio in 1998 resulted from loss experience which was heavily influenced by the type of repairs and price of repaired parts. Specifically, during the second and third quarters of 1998 unusually hot weather in certain areas of the United States resulted in a higher number of covered repairs for mechanical components such as air conditioners and water pumps which contributed to higher loss costs. Loss experience in 1998 also reflected, in part, implementation of previously announced increases in suggested list prices of parts to dealers.

MIC believes that dealer management is a key factor in loss experience. Many of the dealerships producing mechanical business assumed by us are profitable. At dealerships where loss experience has been unprofitable, MIC has recently implemented loss control procedures including on-site adjusters and/or empowerment restrictions. MIC believes these loss control procedures should have a favourable effect on the performance of those unprofitable accounts. However, there can be no assurance that such results will be achieved.

We incurred operating expenses during the year ended December 31, 1998 of $555,321 compared to $503,020 and $548,525 for the years ended December 31, 1997 and 1996, respectively. MIC has agreed to pay directly certain costs of registering and issuing shares. In 1998, $69,280 of such costs were paid directly by MIC compared to $77,329 and $64,848 for the years ended December 31, 1997 and 1996, respectively.

Investment income in 1998 was $10,375,464  compared to $5,704,678 and $5,341,924 for the years ended December 31, 1997 and 1996, respectively. The increase in investment income during 1998 arose primarily as a result of increases in gains on sale of investment securities as more fully described below. The increase in investment income during 1997 compared to 1996 was attributable to an overall increase in funds available for investment and somewhat higher yields available in the U.S. and other global bond markets.

The sale of investment securities for the year ended December 31, 1998 resulted in realized gains of $4,404,651 compared to realized gains of $750,923 and $64,244 for the years ended December 31, 1997 and 1996, respectively. The increases in realized gains during the year under review arose primarily as a result of increased sales of investment securities to take advantage of market opportunities presented by uncertainty in the U.S. dollar denominated international equity markets. Interest earned for the year ended December 31, 1998 was $5,970,813 compared to $4,953,755 and $5,277,680 for the years ended
December 31, 1997 and 1996, respectively. The increase in interest earned during 1998 compared to 1997 was largely a result of an increase in the amount of assets under management combined with a slight increase in the overall rate of return. The decrease from 1996 compared to 1997 resulted from lower available yields.

Unrealized appreciation on investment securities held at December 31, 1998 was $334,059 compared to unrealized appreciation at December 31, 1997 of $1,135,201. The decrease in unrealized appreciation as of December 31, 1998 compared to December 31, 1997 resulted from sales of investment securities during the third and fourth quarters of 1998 to take advantage of market conditions.

Although at December 31, 1998 and 1997, 100% of our fixed income investments were in U.S. dollar-denominated fixed-income securities, our fixed income investment manager seeks on occasion to identify non-U.S. dollar-denominated investments that offer a higher rate of return (net of currency hedging costs) than would be available in the market for similarly rated U.S.

dollar-denominated bonds. Instruments used to hedge non-U.S. dollar-denominated investments involve, to varying degrees, elements of credit risk in the event a counterparty should default on its obligation under the hedge instrument. Such credit risk is managed through the selection of financially sound counterparties and periodic monitoring of counterparty financial condition. Our investment guidelines do not permit the use of derivatives in managing interest rate risk.

Pursuant to the retrocession agreement with MIC, we must furnish to MIC collateral in the form of an irrevocable letter of credit of at least 12 months duration equal in amount to the unearned premium in respect of risks retroceded and unpaid loss reserves (including reserves for losses incurred but not reported) otherwise required to be maintained by MIC in respect of the Policies. As of December 31, 1998, we had furnished such a letter of credit in the amount of $88,075,000.

In June 1997, the Financial Accounting Standards Board ("FASB") issued a Statement of Financial Accounting Standards ("FASB") No.130, Reporting Comprehensive Income, effective for fiscal years beginning after December 15, 1997. Under this statement, all items required to be recognized under accounting standards as components of comprehensive income must be reported in a financial statement that is displayed with the same prominence as other financial statements. We adopted this accounting standard in 1998. Adopting the accounting standard has no impact on our reported net income.

Quarter Ending March 31, 1999. During the quarter ended March 31, 1999, we had a net loss of $382,771, compared with net income of $3,728,521 for the quarter ended March 31, 1998. As discussed below, the decrease in net income for the quarter ended March 31, 1999 compared to the comparable period of 1998 is the result of realized losses on the sale of investment securities and unfavorable loss reserve development as advised by MIC.

During the quarter ended March 31, 1999, one new series of Shares was added and four series were redeemed bringing the total number of series issued and outstanding to 312 as of the end of the quarter. Premiums earned increased to $15,509,404 during the quarter ended March 31, 1999 compared to $13,293,165 for the same period in 1998. Expenses incurred during the quarter ended March 31, 1999 were $16,116,459 compared to $12,204,674 for the comparable quarter of 1998. Net underwriting loss for the quarter ended March 31, 1999 was $607,055 compared to income of $1,088,491 for the comparable period in 1998. The ratio of losses incurred to premiums earned for the first quarter of 1999 was 76.9% compared to 64.8% for the comparable period in 1998.

MIC experienced increased losses during the last half of 1998, primarily due to adverse climatic conditions during the latter half of 1998 which affected the performance of certain motor vehicle parts under service contracts combined with economic changes in the pricing of repairs during the same period. MIC continues to monitor and implement measures to control loss costs. The loss ratio reported for the first quarter of 1999 of 76.9% represents a decrease from the last quarter of 1998 ratio of 88.5%.

Investment income for the quarter ended March 31, 1999 was $224,284 compared to $2,640,030 for the comparable period of 1998. During the first quarter of 1999, we realized losses on the sale of investment securities of $1,155,006 compared to gains of $1,279,397, during the comparable period of 1998. As of March 31, 1999, we had net unrealized depreciation of $811,267 on our investments compared to unrealized appreciation of $334,059 as of December 31, 1998. The losses on the sale of investment assets during the first quarter of 1999 and the change in the amount of the unrealized position on the portfolio as of March 31, 1999 compared to December 31, 1998 are in large part attributable to a sell off of U.S. dollar denominated bonds in anticipation of higher interest rates due to continued strength in U.S. economic growth. The gains on sales of investments during the comparable quarter of the prior year were due to declines in long term U.S. interest rates.

For the quarter ended March 31, 1999 we had interest income of $1,379,290 compared to $1,360,633 for the comparable period of 1998. These increases were largely attributable to increases in the amount of our assets.

Year 2000

Many computerized systems and microprocessors that are used by our Manager have the potential for operational problems if they lack the ability to handle the transition to the Year 2000. The effects of the Year 2000 issue are also complicated by our dependence on MIC, as well as other service providers such as our management company and investment adviser. The Year 2000 issue has the potential to cause disruption to our business and the business of our customers. In early 1998, we initiated communications with our Manager and other service and technology providers in order to assess and reduce the risk that our operations could be adversely affected by the failure of these third parties to adequately address the Year 2000 issue. MIC has completed its Year 2000 assessment phase and is in the remediation phase with respect to its critical systems.

We do not separately own or license any computers or computer software applications, instead we have outsourced these functions to the Manager. To date, we have not incurred, expensed or capitalized amounts related to the Year 2000 remediation. We do not expect to incur incremental expenses or to forego or delay information technology projects due to Year 2000. In view of the foregoing, we do not currently anticipate that we will experience a disruption of our business as a result of the Year 2000 issue. However, there is still uncertainty about the broader scope of the Year 2000 issue as it may affect us and third parties that are critical to our operations. In the event that we or our service providers are unable to complete remedial actions or are unable to implement adequate contingency plans in the event that problems are encountered, there could be a material adverse effect on our business, results of operations or financial condition.

The foregoing Management Discussion and Analysis of Financial Condition and Results of Operations contains various forward looking statements within the meaning of applicable federal securities laws and are based upon our current expectations and assumptions concerning future events, which are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.

Market Risk

We are exposed to market risk from changes in interest rates, foreign currency exchange rates, and certain equity security prices. Market risk is inherent to all financial instruments. Active management of market risk is integral to our operations, and we seek to manage our exposure to market risk generally by monitoring the character of investments that are purchased or sold.

A discussion of our accounting policies for derivative instruments is included in Note 3 to our consolidated financial statements included in this prospectus.

The following analyses are based on sensitivity analysis tests that assume instantaneous, parallel shifts in exchange rates, interest rates, and interest rate yield curves. There are shortcomings inherent to the sensitivity analyses presented. The model assumes interest rate changes are instantaneous, parallel shifts in the yield curve. In reality, changes are rarely instantaneous or parallel. Although certain assets may have similar maturities or periods to repricing, they may not react correspondingly to changes in market interest rates. Also, the interest rates on certain types of assets may fluctuate with changes in market interest rates, while interest rates on other types of assets may lag behind changes in market rates.

Interest Rate Risk. We have exposure to economic losses due to interest rate risk arising from changes in the level or volatility of interest rates. We attempt to mitigate our exposure to interest rate risk through active portfolio management. Our investment guidelines do not permit the use of derivatives in managing interest rate risk. As of December 31, 1998, our net fair value asset exposure to interest risk was approximately $89.5 million. The potential loss in fair value resulting from a hypothetical 10% increase in interest rates would be approximately $2.1 million We do not hold financial instruments for trading purposes.

Foreign Exchange Risk. Foreign exchange rate risk arises from the possibility that changes in foreign currency exchange rates will impact the value of financial instruments. We have foreign exchange exposure when we buy or sell foreign currencies or financial instruments denominated in a foreign currency. While we primarily invest in US dollar-denominated securities, we may make limited investments in non-US dollar-denominated bonds on a fully currency hedged basis. We use forward currency contracts, which provide for settlement in US dollars in the future, to hedge our exposure.

At December 31, 1998, 100% of our investments were denominated in US dollars.

Equity Price Risk. Equity price risk results from changes in the level or volatility of equity prices which affect the value of equity securities. At December 31, 1998, we had no equity investments. We will be exposed to equity price risk as a result of our investment in equity securities, beginning in mid-1999.

Overall Limitations and Forward-Looking Statements. We have developed the fair value estimates by utilization of available market information or other appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value; therefore, the estimates are not necessarily indicative of the amounts that could be realized or would be paid in a current market exchange. The effect of using different market assumptions and/or estimation methodologies may be material to the estimated fair market value amounts. In addition, the above discussion and the estimated amounts generated from the sensitivity analyses referred to above include forward-looking statements of market risk which assume, for analytical purposes, that certain adverse market conditions may occur. Actual future market conditions may differ materially from such assumptions because the amounts noted previously are the result of analyses used for the purpose of assessing possible risks and the mitigation thereof. Accordingly, the forward-looking statements should be considered projections by us of future events or losses.

                                   MANAGEMENT


DIRECTORS AND OFFICERS

Five of the current members of our board of directors were elected by MIC through its ownership of the Common Stock at the annual shareholders meeting held on April 22, 1999 and one director was elected by the holders of the Shares at such meeting. Our directors and officers are as follows:


                                            POSITION WITH US
                                            (AND OTHER EMPLOYMENT DURING PAST FIVE YEARS)
    NAME                     AGE

William B. Noll ............  56            Chairman and Chief Executive Officer, President and
                                            Director (President, Motors Insurance Corporation
                                            ("MIC"), 1999; Executive Vice President & Chief
                                            Financial Officer, MIC, 1993-1999).

                                            Mr. Noll became President and Director in 1995.

Thomas D. Callahan . .....    46            Executive Vice-President and Director (Senior
                                            Vice-President, MIC, 1998; Vice-President, MIC, 1994-
                                            1998).

                                            Mr. Callahan became Executive Vice-President and
                                            Director in April of 1999.

John J. Dunn, Jr...........   40            Vice-President and Director (Vice-President and
                                            Treasurer, MIC, 1998; Assistant Treasurer, MIC, 1995-
                                            1998; manager, Coopers & Lybrand, L.L.P.)

                                            Mr. Dunn became Vice-President and Director in 1996.

Robert E. Capstack .......    58            Vice-President and Director (Section Manager, MIC,
                                            1994; Vice-President, GMAC Securities Corporation,
                                            1999).

                                            Mr. Capstack became Vice-President and Director in
                                            April of 1999.

Peter R. P. Evelyn ........   57            Director (Attorney, Evelyn, Gittens & Farmer, a
                                            Barbados law firm).

                                            Mr. Evelyn has been a Director since 1986.

Diane Sauer . . . .........   48            Director (Martin Chevrolet, Warren, Ohio).

                                            Ms. Sauer became a Director in April of 1999.

Ronald W. Jones ...........   46            Vice-President, Finance (Managing Director, Aon
                                            Insurance Managers (Barbados) Ltd.).






PAGE 24

                                            Mr. Jones has served as Vice-President, Finance since
                                            1987.

Michael R. Boyce ...........  59            Secretary (Principal, Colybrand Company Services,
                                            Limited, Barbados, since 1993; previously principal,
                                            Price Waterhouse, Eastern Caribbean).

                                            Mr. Boyce was elected Secretary in 1994. Mr. Boyce
                                            served previously as our Assistant Secretary.

The directors and officers named above serve in those capacities until the annual meeting of shareholders next following their election.


                              CERTAIN TRANSACTIONS

It is our policy not to make loans to any of our officers, directors, control persons or other affiliates.

All transactions between us and our officers, directors, employees and affiliates, will be on terms no less favorable to us than can be obtained from unaffiliated parties. Any such transactions will be subject to the approval of a majority of the disinterested members of the board of directors.

                          DESCRIPTION OF CAPITAL STOCK

We are currently authorized to issue 2,000 shares of Common Stock, without nominal or par value per share, all of which have been issued to MIC and are outstanding. In addition, we are currently authorized to issue 100,000 Shares, also without nominal or par value per share (collectively, the Shares and the Common Stock are referred to as the "Capital Stock"). The Shares are issued in series of 100 shares. As of April 1, 1999, 31,200 Shares representing 312 series had been issued and were outstanding and were held of record by 544 shareholders. All of the capital stock is, when issued and outstanding, fully paid and nonassessable. No shares of Capital Stock have conversion, preemptive or sinking-fund rights.


ALLOCATIONS TO SUBSIDIARY CAPITAL ACCOUNTS

We have established a Subsidiary Capital Account with respect to the Common Stock as a class, and we establish such an account with respect to each series of Shares at the time a series is issued. Subsidiary Capital Accounts are maintained solely for the purpose of the allocations described below, and do not serve any other legal or accounting function. None of our assets are segregated or earmarked with respect to those accounts.

The consideration we receive upon the issuance of a particular series of Shares and the Common Stock as a class is allocated to the Subsidiary Capital Account for that series or class. Items of income and expense, and losses, attributable to insurance underwriting activities are determined and allocated to the Subsidiary Capital Accounts as of the end of each quarter. Investment experience, and other items of income and expense, gains and losses and distributions with respect to the Capital Stock, are determined and allocated to the Subsidiary Capital Accounts as of the end of each quarter. All such accounting determinations are made using United States generally accepted accounting principles, unless otherwise required by the articles of incorporation.

For purposes of the following discussion, items shall be "related" to the Subsidiary Capital Account for the series identified with the MIC Mechanical Account to which such items can be attributed.

(1)  Allocations with respect to underwriting activities are made as follows:

     (a) With respect to premiums ceded by MIC to us, 100% to the related Subsidiary Capital Account; provided, however, that an amount equal to 1-1/3% of those premiums, net of related ceding commissions, are subtracted from such Subsidiary Capital Account and allocated to the Subsidiary Capital Account for the Common Stock.

     (b) With respect to any agents' or brokers' commissions, commissions recaptured, unearned premiums, reinsurance premiums ceded, and any United States excise tax, 100% to the related Subsidiary Capital Account.

     (c) With respect to losses incurred, and any amount of losses recovered through salvage, subrogation, reimbursement or otherwise, 100% to the related Subsidiary Capital Account.

     (d) With respect to return premiums, 98-2/3% to the related Subsidiary Capital Account and 1-1/3% to the Subsidiary Capital Account for the Common Stock.

(2) Any expenses or liabilities attributable to our day-to-day operations, excluding any United States Federal income taxes, are allocated among all Subsidiary Capital Accounts for the Shares pro rata on the basis of the number of series issued and outstanding at the end of the fiscal quarter in which the expense or liability is incurred, provided that for purposes of such allocation, series of Shares issued at any time during the twelve calendar months proceeding the end of the fiscal quarter in which the expense of liability is incurred and series with respect to which unearned premium is zero as of the date of such allocation, shall be excluded.

(3) Any United States Federal income tax liability (and any interest thereon or any penalties related thereto) is allocated among the Subsidiary Capital Accounts based upon the relative contribution of each of those accounts to our taxable income upon which the tax (or any interest or penalties) is imposed.

(4) Any expenses or liabilities attributable to the sale and issuance of Shares, including but not limited to the costs of compliance with regulations and requirements of the Securities and Exchange Commission and state securities laws (but not including ongoing periodic reporting costs), are allocated to the Subsidiary Capital Account for the Common Stock; however, MIC may undertake to pay such expenses.

(5) Any of our expenses or liabilities not allocable in the manner described in paragraphs 2 through 4 above are allocated among the Subsidiary Capital Accounts on the basis of the relative balances of those accounts as of the end of the quarter preceding the date on which the expense or liability is incurred.

(6) (a) Investment income, net of any direct investment expense, is allocated among the Subsidiary Capital Accounts pro rata based upon the relative Investment Asset Balance (as defined in subparagraph (b) below) of each of those accounts as of the last day of the quarter preceding the quarter for which the investment income is being allocated. For these purposes, net investment income includes realized (but not unrealized) gains and losses.

     (b) The Investment Asset Balance of each Subsidiary Capital Account is equal to the capital and surplus of each account, increased by:

          (i) the unearned portions of the written premiums that have been collected by us attributable to those accounts as of the last day of the quarter preceding the quarter for which the income is being allocated, net of any applicable commissions and taxes;

          (ii) the outstanding loss reserves attributable to each of those accounts as of the last day of the quarter preceding the quarter for which the income is being allocated; and

          (iii)any other outstanding liability that has been charged to the account as of the last day of the quarter preceding the quarter or which the income is being allocated.

(7) (a) If, after the credits and charges described in paragraphs 1-6 above are made to the Subsidiary Capital Accounts there exists a deficit in one or more of the accounts, then each such deficit is allocated to and charged against:

          (i) first, the Subsidiary Capital Account for the Common Stock to the extent of Restricted Earned Surplus (the phrase "Restricted Earned Surplus" refers to the portion of the earned surplus, if any, in the Subsidiary Capital Account for the Common Stock equal to that 1-1/3% of the premiums ceded to us during the immediately preceding five-year period which was subtracted from the Subsidiary Capital Accounts for the Shares pursuant to paragraph 1(a) above, net of losses allocated to that account during such period pursuant to the allocation procedure described in this paragraph 7 (to the extent such losses relate to premiums ceded to such account) and return premiums allocated to that Account during such period pursuant to the allocation procedure described in paragraph (1)(d) above);

          (ii) then, the Subsidiary Capital Accounts for the Shares, pro rata, based upon the relative earned premiums allocated to each such account for the quarter for which the allocation is being made, provided, however, that only accounts which have positive balances are taken into account for purposes of this allocation;

          (iii)then, the remaining Subsidiary Capital Accounts for the Shares with positive balances as of the last day of the quarter for which the allocation is being made, pro rata, based upon such balances; and

          (iv) then, to the extent necessary, the Subsidiary Capital Account for the Common Stock.

     (b) If, as a result of an allocation of a deficit as described in subparagraph (ii) or (iii) of paragraph (a) above, a deficit is created in one or more of the Subsidiary Capital Accounts, then the resulting deficit(s) are further allocated in the manner provided in that subparagraph before applying a subsequent subparagraph.

     (c) Notwithstanding the foregoing, if any Subsidiary Capital Account for a series of Shares had a deficit that was allocated to and charged against the Restricted Earned Surplus or, after January 1, 1995, to the Subsidiary Capital Account for any series of shares, then at the end of any succeeding quarter for which that account otherwise would show an account balance greater than zero, the balance is reallocated to the Restricted Earned Surplus until all reductions of that surplus attributable to that Subsidiary Capital Account have been restored and thereafter, to the Subsidiary Capital Accounts for the Shares, pro rata based on the relative amount of deficits allocated to such accounts, until all reductions of such Subsidiary Capital Accounts after January 1, 1995 have been restored.

          Thus, a loss in a Subsidiary Capital Account which exceeds the balance in that account is absorbed by other Subsidiary Capital Accounts, in general, as follows: The amount of such excess losses is charged first to the Restricted Earned Surplus portion of the Subsidiary Capital Account of the Common Stock. Any remaining losses, should the Restricted Earned Surplus be exhausted, are allocated among the Subsidiary Capital Accounts of other participating series. Any then unabsorbed losses are charged to the Subsidiary Capital Account of the Common Stock.

          Funds drawn from the Restricted Earned Surplus or the Subsidiary Capital Accounts for the shares in the manner described above must be restored from the Subsidiary Capital Account that drew the funds if at any time it returns to a positive balance.

(8) (a) Dividends, payments upon redemption or liquidation (described below), and any other distributions with respect to the Capital Stock are allocated to the Subsidiary Capital Account for the class or series with respect to which the dividend, payment or distribution was made.

     (b) Where all Shares of a series are repurchased by us pursuant to our right of first refusal or redeemed in accordance with our procedures for redemption, the Subsidiary Capital Account for that series is terminated. Thereafter, all income, expenses, gains and losses that would have been allocated to the terminated account, will be allocated among the Subsidiary Capital Accounts of the existing series of Shares pro rata based upon relative earned premiums attributable to such accounts for the calendar quarter in which the item was earned or incurred; provided, however, that a net deficit for any such period is allocated to the Subsidiary Capital Account for the Common Stock (to the extent of Restricted Earned Surplus) before allocating any remaining deficits to the Subsidiary Capital Accounts for the participating series.

Using the procedures described above, we have allocated items of gain and loss to the Subsidiary Capital Account for each series. Initially each Account had a balance of $7,500 representing the amount paid for the Shares of that series. During the year ended December 31, 1998, $2,626,787 of net underwriting losses and $555,321 administrative expenses were allocated among the 315 series of Shares outstanding as of December 31, 1998, and $10,375,464 of net investment income was allocated among such series of Shares and the Common Stock.

As of December 31, 1998, 236 series of Shares outstanding had balances greater than or equal to $7,500 (ranging from $7,672 to $809,892) and 79 of such series had balances less than $7,500 (ranging from $7,453 to zero). (The amounts in the Subsidiary Capital Accounts can fluctuate substantially and therefore may not be indicative of future accumulated amounts.) At December 31, 1998, an aggregate of $3,530,320 had been advanced from the Restricted Earned Surplus (which forms a portion of the Account established for the Common Stock owned by MIC) to 67 Subsidiary Capital Accounts and remained outstanding at that date including net deficits of $946,174 associated with 7 series of Shares that have been redeemed. As of December 31, 1998, $2,702,259 of aggregate deficits has been reallocated among the Subsidiary Capital Accounts of the Shares and remained outstanding. Of this amount $2,004,811 is available to be recovered from deficit accounts should they return to profitability and to the extent that the risk fund is repaid in full.

The Subsidiary Capital Account for the Common Stock had, at the time it was established, a balance of approximately $200,000, representing the capital paid in by MIC for the 2,000 shares of the Common Stock issued to it. That Subsidiary Capital Account is not affected directly by underwriting gains and losses attributable to the various Subsidiary Capital Accounts related to series of Shares, but is affected by those gains and losses indirectly to the extent that one of the Subsidiary Capital Accounts for a series of Shares incurs a deficit, in which case



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PAGE 28

resort to the Subsidiary Capital Account for the Common Stock will result, in the manner described above.

The allocations of income and expense, gains and losses, and distributions described above are subject to approval by our board of directors, and when finally so approved are considered final and conclusive and will be binding on all holders of Shares for all purposes including without limitation any redemption of Shares pursuant to our procedures for redemption. (See "Description of Capital Stock -- Redemption.")

Barbados insurance law requires that we maintain certain levels of net assets, which for this purpose are calculated without taking into account unrealized gains or losses. We are currently in compliance with these requirements. However, in the event that we are unable to comply with such requirements in the future, we have the right to reduce the business related to a Subsidiary Capital Account by retrocession or any other means to the extent necessary to permit the Subsidiary Capital Account to meet its pro rata share of our required capital and surplus.

VOTING RIGHTS

Subject to the following, holders of Capital Stock are entitled to one vote for each share held on any question on which the holder is entitled to vote. The matters on which holders of Capital Stock are entitled to vote, and the relative voting rights of each class of stock, are set forth below.

Election of Directors. The holders of Shares as a class are entitled to elect one member of our board of directors and one alternate director, and the holders of Common Stock as a class are entitled to elect five directors and up to five alternate directors. At least one of the directors must be resident in Barbados. Cumulative voting is not permitted.

Proxies. Any shareholder may appoint another person as his or her proxy to act on behalf of the appointing shareholder at any of our annual meetings. The appointment of a person as proxy for a shareholder must be in writing.

Liquidation. We may be liquidated upon the vote of at least 75% of the outstanding Shares. (See "Description of Capital Stock -- Liquidation.")

Changes in Articles and By-Laws. No change may be made to our articles of incorporation or by-laws unless a majority of the Shares, and a majority of the Common Stock, present in person or by proxy and voting at a meeting at which a vote on that issue is put forth for a vote, approve the change. In addition, no amendment may vary the rights associated with any one series unless either the rights associated with all other series are similarly changed or a majority of the holders of the Shares of each series present in person or by proxy at a meeting vote in favor of the amendment.

Other Matters. Any matters other than those described above which call for a shareholder vote require only approval by a majority of the outstanding shares of Common Stock.

REDEMPTION

Pursuant to our articles of incorporation, the Capital Stock may be redeemed as follows: We may redeem outstanding Shares of a series at any time for any reason if the redemption of such Shares is approved by a majority of our board of directors, provided that the director representing the Shares must vote in favor of the action being taken. The Common Stock is nonredeemable in all circumstances.

A redemption of Shares is effective as of the date specified by our board of directors but no later than the end of the calendar year in which the redemption was approved by the board.



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PAGE 29

This date is referred to hereinafter as the "Redemption Date." The consideration payable to the holders of redeemed Shares will be the Subsidiary Capital Account balance ("Account Balance") of those Shares as of the Redemption Date, as adjusted by the board of directors to reflect unrealized gains and losses on our investments and any contingent liabilities allocable to such account. Each holder of redeemed Shares will receive the pro rata portion of the Account Balance that corresponds to the proportionate number of Shares of the series owned. The Account Balance will be paid within five months of the Redemption Date and bear interest from the Redemption Date until the date of payment at a rate equal to the yield on 26-week U.S. Treasury Bills for the issue immediately following the Redemption Date.

Upon the redemption of Shares on the Redemption Date, the redeemed Shares will be cancelled and the holders thereof will no longer have any interest in the Shares redeemed or in the Subsidiary Capital Account with respect to the redeemed Shares.

LIQUIDATION

Subject to Barbados regulatory and judicial approvals, we may be liquidated upon the vote of 75% of the outstanding Shares. In the event of liquidation, after payment of all of our liabilities, each holder of Shares of a series is entitled to receive his pro rata share of his respective Account Balance before any distribution of our assets is made to the holder(s) of Common Stock. Thereafter, the holders of Shares are not entitled to participate further in the distribution of our assets. Each holder of Common Stock will be entitled to receive his pro rata share of our remaining assets, if any.

RESTRICTIONS ON TRANSFER

There is no existing public market for the Shares, and it is not anticipated that one will develop in the future. In addition, our articles of incorporation set forth a number of restrictions on the manner in which the Shares may be transferred. These restrictions and certain exceptions thereto are described below.

Transfers of Less Than All Shares of a Series. Subject to the exceptions described below, transfers of less than all Shares of a series may not be made unless the transfer is to us, or the holder(s) of the Shares sought to be transferred has received our written consent. A request for consent must be made in writing and set forth the name(s) and address(es) of the intended transferee(s), the desired date of the transfer and the consideration to be paid. No transfer may otherwise be made by a shareholder of less than all of the Shares of a particular series that he owns. If we fail to give our written consent, any subsequent transfer is void and of no effect.

Right of First Refusal. Subject to the exceptions described below, transfers of Shares of a series may not in any event be made unless the holder(s) has received a bona fide written offer to purchase such Shares, a copy of that offer has been furnished to us, and we are thereafter offered the opportunity to purchase the Shares. We will have 60 days during which to exercise its right to purchase the Shares sought to be transferred. If we accept the offer to purchase, the price will be the lesser of the Account Balance for the series of Shares sought to be transferred as of the last day of the quarter immediately preceding the date on which the offer to purchase was accepted by us, or the bona fide offering price. A purchase made by us pursuant to this "right of first refusal" will be deemed effective upon acceptance by us of the offer to purchase, although payment by us may be deferred until the end of the quarter in which the offer to purchase is accepted by us. Shares purchased by us pursuant to its right of first refusal will be cancelled.

Exceptions for Certain Transfers. A transfer of either all or a portion of the Shares of a series is not subject to either our consent or right of first refusal where our board of directors determines that the transferee of the Shares is: (1) a member of the transferring shareholder's immediate family; (2) a trust for the benefit of the transferring shareholder or



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PAGE 30

for the benefit of other exempted transferees described in this paragraph; (3) if the transferor is a corporation, any of its shareholders; (4) if the transferor is a partnership, any of its partners; (5) a corporation which is controlled by or under common control with the transferor; (6) the estate of a deceased shareholder and legatees or heirs of a deceased shareholder; (7) a charitable or other qualifying organization described in section 170(c)(2) of the United States Internal Revenue Code of 1986, or any successor provision thereto; (8) in the case of a transfer of less than all the Shares of a series, a person who immediately prior to such transfer is a holder of Shares of that series; or (9) a key employee of an owner of the entity with respect to which the Shares held by the transferor were issued.

Provisions Applicable to All Transfers. No Shares may be transferred unless and until our board of directors has received, from the holder of the Shares sought to be transferred, assurances of compliance with all applicable laws and regulations. Further, transferees of Shares must agree to abide by the requirements set forth in the stock purchase agreement entered into by the transferor. In addition, all transfers of Shares require the approval of the Barbados Supervisor of Insurance.

Certificates representing the Shares will bear a legend noting the applicable limitations on transfers.

COMMON STOCK

We are currently authorized to issue 2,000 shares of Common Stock, without nominal or par value, all of which have been issued to MIC and are outstanding.

A Subsidiary Capital Account has been established for this class of stock, and allocations of various items to such account are described above. (See "Description of Capital Stock -- Allocations to Subsidiary Capital Accounts.")

Holders of Common Stock as a class are entitled to elect five directors, at least one of whom must be resident in Barbados, and up to five alternate directors. As a class, these holders generally have the sole right to vote on matters not specifically reserved to the Shares. (See "Description of Capital Stock -- Voting Rights.")

BARBADOS CORPORATE LAW PROVISIONS

The corporate law of Barbados was derived historically from that of England prior to the coming into force in 1985 of the Companies Act Cap. 308 of the Laws of Barbados, which is similar to the Canada Corporations Act. Barbados law may differ in certain respects from comparable law in the United States. The following is a summary of certain provisions of Barbados corporate law as prepared by Evelyn, Gittens & Farmer, our Barbados counsel. The summary does not purport to contain all applicable provisions and does not purport to be complete or cover all respects in which Barbados corporate law may differ from laws generally applicable to United States corporations and their shareholders.

Dividends and Distributions. Under Barbados law, a company may pay dividends only if there are reasonable grounds for believing that (a) the company would be able, after the payment of the dividends, to pay its liabilities as they become due, and (b) the realizable value of the company's assets would be greater than the aggregate of its liabilities and stated capital of all classes. Dividends may not be paid out of unrealized gains.

Repurchase. We are authorized by our articles, subject to certain approvals, to repurchase our own shares. Such purchases may only be effected if we can satisfy a similar solvency test as that described above under "Dividends and Distributions."

Shareholders' Remedies. Barbados corporate law contains wide protection for minority shareholders and investors generally. A statutory right of action is conferred on subscribers



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PAGE 31

to shares of a Barbados company against the directors and officers responsible for the issue of a prospectus, in respect of damages suffered by reason of untrue statements therein. In addition, we may take action against directors and officers for breach of their statutory duty to act honestly and in good faith with a view to our best interests.

Enforcement of United States Judgments. Except as mentioned below, a judgment of a court in the United States, under which a sum of money is payable, will under most circumstances be enforced as a debt by the courts of Barbados without reexamination of the merits of the case. This will not apply where the judgment is for payment of taxes, fines or penalties. There is also doubt as to whether a Barbados court would enforce judgments of United States courts obtained against us, or our directors and officers resident in Barbados, predicated on the civil liability provisions of the 1933 Act or, in original actions, impose liabilities against us or such persons predicated upon that Act. (However, liability for violations of the 1933 Act by us may be imposed directly on MIC in a United States court as a result of MIC being a "control person" with respect to us under the 1933 Act.)

Indemnification. Our by-laws provide for the indemnification of our directors and officers against liabilities incurred in their capacities as such, but the indemnity does not extend to any liability incurred in respect of wilful negligence, wilful default, fraud or dishonesty in relation to us.

Inspection of Corporate Records. Shareholders have the right to inspect and copy our articles and by-laws, corporate register, security register, minutes of shareholders meetings, any unanimous shareholder agreement, as well as our audited financial statements, which must be presented to the annual meeting of shareholders.



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                              PLAN OF DISTRIBUTION

The Shares are being offered, on a continuous basis, by registered representatives of GMAC Securities Corporation. GMAC Securities Corporation is an affiliate of MIC and is registered as a broker-dealer under the Securities Exchange Act of 1934 and in each of the states in which Shares are being offered. It is also a member of the National Association of Securities Dealers, Inc. No commissions are charged or paid in connection with the sale of Shares. All sales of Shares are subject to our approval. (See "Eligibility to Purchase the Shares")

PURCHASE PROCEDURES

In order to purchase the Shares,  the following  documents must be sent to us in
Barbados:

(1)      two duly executed stock purchase agreements (see Appendix B);

(2) all necessary certifications of the eligibility of prospective purchasers by all the owner(s) of the entity or entities related to the MIC Mechanical Account with respect to which the Shares will be issued (see "Description of Capital Stock -- Allocations to Subsidiary Capital Accounts," and Appendix C); and

(3) a certified or cashier's check payable to "Motors Mechanical Reinsurance Company, Limited -- Escrow Account" in the amount of the aggregate cost of the Shares to be purchased, based on the offering price of $75.00 per Share ("Purchase Payment").

None of the foregoing documents is to be executed or delivered until after a final prospectus has been delivered to the offeree.

Once it is executed by a prospective purchaser, a stock purchase agreement is, in effect, an offer to purchase the Shares described therein. That offer will be deemed accepted only if we approve the offer and execute the agreement. (See "Plan of Distribution--Conditions of Sale.")

Following execution of the stock purchase agreement by us, the prospective purchaser has no right to withdraw the amount of the purchase payment or any interest earned thereon. Amounts remain in the escrow account pending satisfaction of the conditions set forth below under "Conditions of Sale."

TERMS OF SALE

Shares are sold only to Eligible Purchasers who have executed a stock purchase agreement and returned it to us. Shares must be purchased by series, although more than one person may buy the Shares of one series. Pursuant to the stock purchase agreement, the purchaser must accept and agree to be bound by our articles and by-laws, including the restrictions on transfer. (See "Description of Capital Stock -- Restrictions on Transfer.") The stock purchase agreement further provides that we may place on a certificate issued with respect to Shares a legend stating that the transfer or other disposition of the Shares evidenced thereby is restricted pursuant to our articles and by-laws.

Once it is accepted by us, a stock purchase agreement remains in effect as long as the Shares purchased pursuant thereto remain outstanding. A stock purchase agreement terminates only upon the redemption of the Shares or our liquidation. Upon a transfer of Shares, the transferor is relieved of all restrictions and obligations under the stock purchase agreement which the transferor had entered into upon the purchase of those Shares and the transferee, as a condition of the transfer, is required to agree to abide by all of the provisions of the stock purchase agreement.

CONDITIONS OF SALE




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PAGE 33

We maintain an escrow account at Barclays Bank PLC in Bridgetown, Barbados (the "Escrow Account"), into which checks from prospective purchasers are deposited pending satisfaction of the conditions described below. This account bears interest at prevailing rates but is not subject to investment guidelines discussed above. If the conditions are not satisfied, the purchase payment is returned together with any interest earned.

Approval of Purchase. Each purchase of Shares must be accepted by us within 120 days from the date of execution of the stock purchase agreement by the Purchaser. If we determine to accept an offer to purchase Shares from an Eligible Purchaser, we execute both copies of the stock purchase agreement remitted by such person and return one copy to such person. If we determine not to approve an offer to purchase, we return the stock purchase agreement without having executed it.

Pending approval of offers, each check for the purchase of Shares (which ordinarily is received together with a stock purchase agreement) is deposited in the Escrow Account. If a request to purchase is approved, Shares are issued and the Eligible Purchaser receives a certificate evidencing ownership of the Shares. Where we determine not to approve a sale of Shares to a prospective purchaser, the purchase payment is returned, together with any interest earned thereon. We have the right to reject any prospective purchaser for any reason whatsoever.

TERMINATION OF OFFERING

Unless terminated sooner by our board of directors, this offering will terminate on the date on which all of the Shares offered hereby have been sold.


                    UNITED STATES FEDERAL TAX CONSIDERATIONS


It is impractical to comment here on all aspects of the Federal, state, and local tax laws that may affect the United States taxation of us and our shareholders. The following is a discussion, based on the facts set forth herein and existing law, of the material Federal tax consequences which, in the opinion of our U.S. tax counsel, LeBoeuf, Lamb, Greene & MacRae, L.L.P., are associated with an investment in Shares.

United States taxation of us and our shareholders involves a number of complex questions of fact and law with respect to some of which there is no statutory, administrative, or judicial authority directly on point. We have not requested advance rulings on these questions from the Internal Revenue Service (the "Service") and, at least as to certain matters, there is no assurance that favorable rulings could be obtained. There is also no assurance that the laws in existence as of the date of this prospectus will not be modified so as to alter the tax consequences described below.

This discussion does not address all aspects of Federal income taxation that may be relevant to a particular shareholder in light of his or her personal tax circumstances. Nor does it address state, local, or foreign tax laws that may affect taxation of shareholders. You Should Consult Your Own Tax Advisor Concerning The Tax Implications Of Your Investment In Shares.

UNITED STATES -- BARBADOS INCOME TAX TREATY

The United States and Barbados have entered into an income tax treaty (the "Treaty") that offers certain tax benefits (some of which are discussed below) to those persons who qualify for its protection. As a Barbados corporation that ultimately is owned more than 50% by U.S. persons, we are entitled to the benefits of the Treaty provided that we are "resident" (that is, "managed and controlled") in Barbados. We attempt to conduct our business in such a manner that we will be considered to be "managed and controlled" in Barbados in order to qualify for the benefits of the Treaty.



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PAGE 34

UNITED STATES PREMIUM EXCISE TAX

The United States imposes an excise tax at the rate of 1% of the gross premiums paid to foreign insurance companies for reinsurance covering risks located within the United States. Reinsurance premiums paid to us are subject to this excise tax.


UNITED STATES FEDERAL INCOME TAX RISKS AND CONSEQUENCES TO US

Risks and Consequences of Carrying on a United States Reinsurance Business Through a Permanent Establishment. As a "resident" of Barbados, if we engage in business within the United States through a permanent establishment, we will be subject to United States Federal income tax at normal corporate tax rates on our business profits that are attributable to such permanent establishment. Insofar as is relevant hereto, all of our underwriting income and investment income (such as dividends and interest) generally would be treated as business profits attributable to such a permanent establishment. In addition, a Barbadian resident corporation engaged in business in the United States through a permanent establishment would be subject to a branch-level tax at the rate of 5% (reduced by the Treaty from a 30% statutory rate that would apply generally to foreign corporations engaged in business in the United States) on its after-tax earnings attributable to its United States permanent establishment that are considered remitted to the head office of the corporation.

All relevant facts and circumstances must be taken into account in any particular case in determining whether a person is engaged in business within the United States and, if so, whether the business is carried on through a permanent establishment within the meaning of the Treaty. Under the Treaty, the activities of both dependent and independent agents in some circumstances may be deemed to create a permanent establishment of the principal that they represent. As discussed elsewhere herein, we conduct reinsurance business in Barbados and in that regard execute and administer our reinsurance agreements and manage our business affairs from Barbados. On this basis, we believe that we should not be deemed to be engaged in business within the United States through a permanent establishment, and therefore we believe we should not be subject to United States income tax. However, given the factual nature of the questions involved and certain aspects of our treaty reinsurance program related to the United States, and given the absence of any clear legal interpretation of the application of the provisions of the permanent establishment standard under the circumstances, there can be no assurance that for tax purposes we ultimately will not be deemed to be engaged in business within the United States through a permanent establishment.

United States Withholding Tax Applicable to Certain Investment Income Not Attributable to a United States Permanent Establishment. If we do not engage in business within the United States through a permanent establishment, we generally will be subject to a United States withholding tax on interest, dividends, and certain other investment income derived from sources within the United States. (The 30% rate of United States withholding tax provided by statute is reduced by the Treaty to 5% in the case of interest and 15% in the case of dividends derived from portfolio investments.) An exemption from the United States withholding tax is provided for interest earned on amounts on deposit in a bank, savings and loan association, or insurance company, and interest income, termed "portfolio interest," on certain debt obligations of United States issuers.

Although we could, in the circumstances described above, invest our funds in the United States without incurring a withholding tax, we generally invest our funds outside of the United States. (See "Our Business.")

Reallocations By Internal Revenue Service. Under section 482 of the Internal Revenue Code (the "Code"), the Service may allocate gross income, deductions, and credits between or among two or more businesses, owned or controlled directly or indirectly by the same interests, in order to prevent evasion of taxes or to reflect clearly the true taxable income of such businesses. As



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PAGE 35

described elsewhere herein, MIC elects five of our six directors through its ownership of all of our issued and outstanding Common Stock. Thus, if transactions between MIC and us were determined not to reflect the true taxable income of the parties, a reallocation of income or deductions between such entities could result. However, as long as the transactions between MIC and us are conducted on an "arm's-length" basis in a manner consistent with industry standards and practices, section 482 should not provide a basis for reallocations by the Service between MIC and us.

In addition, section 845 of the Code grants broad authority to the Service to adjust items arising under certain reinsurance agreements (including retrocession agreements), whether or not they involve related parties. If two or more "related" parties enter into a reinsurance contract, the Service in general may make any adjustment necessary to reflect the "proper source and character" of the taxable income of each such party. The Service also has broad authority to make proper adjustments where any reinsurance contract between unrelated parties has a "significant tax avoidance effect" on any party to the contract.

Because MIC is entitled to elect five of our six directors, we and MIC may be considered "related" parties within the meaning of section 845 of the Code. To date, there are no regulations under section 845 of the Code to aid in its interpretation. However, the legislative history of section 845 suggests that certain types of reinsurance transactions -- such as a coinsurance reinsurance transaction that covers new business of the ceding company and that allocates expenses and income items between the ceding company and the reinsurer in the same proportion as the allocation of the risk reinsured -- generally should not be subject to reallocations or adjustments. The ongoing quota share retrocession agreement between MIC and us, in general, would seem to be similar to such transactions for which adjustments generally should not be made, but there is substantial uncertainty at the present time concerning the scope of section 845.

If the Service were successful in an effort to reallocate to MIC business retroceded to us by MIC, MIC would likely be subject to tax on such business. Since we have no obligation to indemnify MIC against such adverse tax consequences, a reallocation of business to MIC should not directly affect us. However, any such reallocation might contribute to the early termination of the retrocession agreement between MIC and us.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES -- THE SHAREHOLDERS

Taxation of Our Income to Shareholders Under Subpart F of the Code. Under the so-called "Subpart F" provisions (sections 951-964) of the Code, current United States income tax is imposed on each United States person who owns stock in any 25% or more U.S.-owned foreign insurance company with respect to "related person insurance income," whatever the degree of ownership of the United States shareholder. For this purpose, the term "related person insurance income" means underwriting and investment income of a foreign insurer attributable to a policy of insurance or reinsurance with respect to which the insured is a United States shareholder of the foreign insurer or a person related to such a shareholder. Under this provision, all of our income (as determined for tax purposes) will be treated as "related person insurance income," and, as such, will be passed through and taxed currently to all of our shareholders ("Shareholders") under Subpart F of the Code.

The basis of the stock of a Shareholder will be increased by the amount required to be included in the Shareholder's income with respect to such stock under Subpart F. Further, a distribution from our earnings and profits attributable to amounts that have been included in gross income of the Shareholders under Subpart F would not be included again in gross income of the Shareholders but would reduce the adjusted tax basis of the stock with respect to which the distribution is made. It should be noted that Subpart F income will be computed for us as a single entity. The amount of Subpart F income attributable to one series of Shares in these circumstances may be affected by results with respect to other series. It also should be noted that our Subpart F income generally will be computed under the same rules that govern the computation of taxable income of domestic property and casualty insurance companies.

Although Subpart F income generally is allocated based on book income, differences between the financial and tax accounting rules applicable to the computation of our income may result in differences in any year between the amount of income subject to pass-through to a Shareholder for United States tax purposes and the amount of book income allocable to a Shareholder's Subsidiary Capital account. Since the consideration payable to the holders of a series of Shares upon redemption is based substantially on book income previously allocated to the Shares being redeemed, such consideration may not reflect the amount of income previously passed through and taxed to the holders of those Shares.

To the extent that we were subject to United States income tax on our business profits, the Shareholders generally would not be subject to current tax on such profits under Subpart F, but would be taxed when profits were distributed by us. (See "United States Federal Tax Considerations -- United States Federal Income Tax Consequences To Us.")

Risk of Recharacterization of Reinsurance Profits on Business Retroceded to Us. As described elsewhere herein, a portion of the underwriting experience in respect of insurance business retroceded to us is allocated to the series of Shares issued in respect of the entity that is the source of such business. In this connection, the Service could question whether profits on such business should be treated as being related to equity ownership for tax purposes, or whether the Shares should be treated, in whole or in part, as a means by which the direct insurer pays additional income to certain of its business producers or pays return premiums to certain policyholders, such that the producers or policyholders (rather than the Shareholders) should be subject to ordinary income tax on all or some of such profits. Although the issue is not free from doubt, given, among other things, the significance of the Shareholders' "at-risk" investment in us relative to the volume of our business, the degree of pooling of risks among all series of Shares, the fact that distributions with respect to Shares are, subject to certain "minimum dividends," within the discretion of our board of directors, and the vote accompanying each Share, there should be substantial arguments against the recharacterization of profits with respect to the Shares.

Deductibility of Premiums Paid By Entities Selling Motor Vehicles for Certain Coverages Reinsured by Us. As discussed elsewhere herein, risks arising under mechanical service agreements entered into with respect to a particular entity selling motor vehicles ultimately may be retroceded to us and allocated in part to a series of Shares owned by the owner(s) of such entity or by persons closely related to such owner(s). The Service conceivably could seek to deny any deductions taken by the obligor under the mechanical service agreements for premiums paid by it with respect to its obligations ultimately retroceded to us, relying on the theory, developed in cases dealing with transactions involving wholly owned insurance companies, that no insurance risk has been shifted in respect of such premiums. However, although the matter is not free from doubt, given the degree of risk pooling among the series of Shares, there should be substantial arguments in support of the treatment of such premiums as deductible insurance premiums for tax purposes.

                                  LEGAL MATTERS

The legality of the securities offered hereby is passed upon for us by our Barbados counsel, Evelyn, Gittens & Farmer, Heritage House, Pinfold Street, Bridgetown, Barbados, West Indies. LeBoeuf, Lamb, Greene & MacRae, L.L.P., 1875 Connecticut Avenue, N.W., Washington, D.C. 20009, will advise us as to certain matters pertaining to the laws of the United States.

                                     EXPERTS

The financial statements as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998, included and incorporated by reference in this prospectus, have been audited by Deloitte & Touche, independent chartered accountants, Bridgetown, Barbados, as stated in their report, which is included and incorporated by reference herein, and has been so included and incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The matters of Barbados law referred to in this prospectus are set forth in reliance upon the opinion of Evelyn, Gittens & Farmer and upon their authority as experts in Barbados law. LeBoeuf, Lamb, Greene & MacRae, L.L.P. has passed upon the statements concerning United States tax laws contained in the discussion under "United States Federal Tax Considerations," which is included herein in reliance upon their authority as experts with respect to such matters.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The following documents filed by us (File No. 33-6534) with the Securities and Exchange Commission, Washington, D.C. (the "Commission") are incorporated herein: (1) our Annual Report on Form 10-K for the year ended December 31, 1998, and (2) our Quarterly Report for the quarter ended March 31, 1999. Any statement contained in such Annual or Quarterly Report shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein modifies or supersedes such statement.

We undertake to provide without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents incorporated here by reference, other than exhibits to such documents unless such documents are specifically incorporated by reference in to such documents. Requests for such documents should be directed to us at Bishops Court Hill, St. Michael, Barbados, W.I., Attention Ronald W. Jones, Vice President, Finance, telephone number (246) 436-4895.


                             ADDITIONAL INFORMATION

A registration statement under the 1933 Act has been filed with the Commission with respect to the Shares offered hereby. This prospectus does not contain all of the information set forth in such registration statement, certain parts having been omitted pursuant to the rules and regulations of the Commission. The omitted information may be examined at the Commission's principal office at 450 5th Street, N.W., Washington, D.C., or at the following regional offices: New York City, 26 Federal Plaza, Room 1102; Chicago, 219 South Dearborn Street, Room 1204; and Los Angeles, 5757 Wilshire Boulevard, Suite 500 East. Copies may be obtained upon payment of the fees prescribed from the public reference section of the Commission, Washington, D.C. 20549.

Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is hereby made to the copy of the contract or other document filed as an exhibit to the registration statement, of which this prospectus is a part, for a full statement of the provisions, and each such statement in this prospectus is qualified in all respects by such reference.

                          INDEPENDENT AUDITORS' REPORT



To the Stockholders of
Motors Mechanical Reinsurance Company, Limited
Financial Services Centre
Bishops Court Hill
St. Michael, Barbados


We have audited the accompanying balance sheets of Motors Mechanical Reinsurance Company, Limited as of December 31, 1998 and 1997 and the related statements of income and retained earnings, cash flows and changes in shareholders' equity for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Motors Mechanical Reinsurance Company, Limited as of December 31, 1998 and 1997 and the results of its operations, its cash flows and its changes in shareholders' equity for each of the three years in the period ended December 31, 1998 in conformity with accounting principles generally accepted in the United States of America.


                                                  s/DELOITTE & TOUCHE
                                                  CHARTERED ACCOUNTANTS



Bridgetown, Barbados
February 12, 1999

                 MOTORS MECHANICAL REINSURANCE COMPANY, LIMITED
                                 BALANCE SHEETS
                   DECEMBER 31, 1998, 1997 AND MARCH 31, 1999

                           (Expressed in U.S. Dollars)

                                                                                   March 31, 1999
                                     Notes           1998            1997            unaudited
                                     -----       ------------    -------------       ---------
ASSETS
   Investments                        3,7        $ 89,474,377    $ 88,585,513      $100,924,615
   Cash and cash equivalents            7          19,504,563       5,645,482         2,938,396
   Accrued investment income                        1,788,490       3,178,446         1,757,884
   Due (to)/from Motors Insurance Corporation        (115,667)        841,927         1,183,011
   Deferred acquisition costs                      28,660,753      24,813,918        29,272,294
   Prepaid expenses                                                                      36,875
                                                 ------------    ------------      ------------

Total Assets                                     $139,312,516    $123,065,286      $136,113,075
                                                 ============    ============      ============

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
   Unearned premiums                             $110,243,074    $ 95,454,588      $112,594,698
   Loss reserves                        4           5,393,818       5,421,160         5,427,910
   Accrued liabilities                                150,056         123,569           179,314
                                                 ------------    ------------      ------------

   Total Liabilities                              115,786,948     100,999,317       118,201,922
                                                 ------------    ------------      ------------

COMMITMENTS AND CONTINGENCIES           7

STOCKHOLDERS' EQUITY
   Share capital                        5
     Common stock - no par value;
       Authorized - 2,000 shares;
       Issued and outstanding -
       2,000 shares                                   200,000         200,000           200,000

     Participating stock - no par value;
       Authorized - 100,000 shares;
       Issued and outstanding -
       31,500 shares at December 31,
       1998 and 28,200 shares at
       December 31, 1997                            2,362,500       2,115,000         2,340,000
                                                 ------------    ------------      ------------
                                                    2,562,500       2,315,000         2,540,000

   Retained earnings                     8         20,629,009      18,615,768        16,182,420
   Accumulated other comprehensive
     income/(loss)                       3            334,059       1,135,201          (811,267)
                                                 ------------    ------------      ------------

   Total Stockholders' Equity                      23,525,568      22,065,969        17,911,153
                                                 ------------    ------------      ------------

Total Liabilities and
   Stockholders' Equity                          $139,312,516    $123,065,286      $136,113,075
                                                 ============    ============      ============


The accompanying notes form an integral part of these financial statements.

                 MOTORS MECHANICAL REINSURANCE COMPANY, LIMITED
                   STATEMENTS OF INCOME AND RETAINED EARNINGS
            FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996 AND
                 THE THREE MONTHS ENDED MARCH 31, 1999 AND 1998

                           (Expressed in U.S. Dollars)


                              Notes           1998               1997              1996
                              -----       -----------         -----------      -----------

INCOME

   Reinsurance
     premiums assumed           6         $72,634,160         $57,071,313      $47,410,037
   Increase in
     unearned premiums                    (14,788,486         (11,369,718)     (11,332,338)
                                          -----------         -----------      -----------
   Premiums earned                         57,845,674          45,701,595       36,077,699
                                          -----------         -----------      -----------
   Investment income:
     Interest earned                        5,970,813           4,953,755        5,277,680
     Realized gains
       on investments - net                 4,404,651             750,923           64,244
                                          -----------         -----------      -----------
   Investment income                       10,375,464           5,704,678        5,341,924
                                          -----------         -----------      -----------
TOTAL INCOME                               68,221,138          51,406,273       41,419,623
                                          -----------         -----------      -----------
EXPENSES

  Acquisition costs                        14,919,916          11,881,721        9,378,748
  Losses paid                              45,579,887          29,981,766       23,233,857
  (Decrease)/Increase in loss
    reserves                                  (27,342)          1,136,856          803,970
  Administrative expenses:
    Related Parties                           225,922             219,760          211,001
    Other                                     329,399             283,260          337,524
                                          -----------         -----------      -----------
TOTAL EXPENSES                             61,027,782          43,503,363       33,965,100
                                          -----------         -----------      -----------

NET INCOME FOR THE YEAR                     7,193,356           7,902,910        7,454,523
RETAINED EARNINGS,
   beginning of year                       18,615,768          14,913,053       11,517,542

LESS: DIVIDENDS                            (5,171,956)         (4,196,730)       4,007,483)

DEDUCT REDEMPTION OF
   PARTICIPATING STOCK                         (8,159)             (3,465)         (51,529)
                                          -----------         -----------      -----------
RETAINED EARNINGS, end of year            $20,629,009         $18,615,768      $14,913,053
                                          ===========         ===========      ===========


The accompanying notes form an integral part of these financial statements.

                 MOTORS MECHANICAL REINSURANCE COMPANY, LIMITED
                   STATEMENTS OF INCOME AND RETAINED EARNINGS
            FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996 AND
             THE THREE MONTHS ENDED MARCH 31, 1999 AND 1998 (Cont'd)

                           (Expressed in U.S. Dollars)

                                                            Three Month Periods
                                                              Ended March 31,
                                                                (unaudited)


                                                 1999                  1998
                                             ------------          -----------
INCOME
   Reinsurance premiums assumed              $17,861,028           $17,579,710
   Increase in unearned premiums               2,351,624             4,286,545
                                             -----------           -----------

   Premiums earned                            15,509,404            13,293,165
                                             -----------           -----------

   Investment Income
     Interest earned                           1,379,290             1,360,633
     Realized (losses)
      /gains on investments - net             (1,155,006)            1,279,397
                                             -----------           -----------

   Investment income                             224,284             2,640,030
                                             -----------           -----------

TOTAL INCOME                                  15,733,688            15,933,195
                                             -----------           -----------

EXPENSES

   Acquisition costs                           4,032,443             3,456,533
   Losses paid                                11,884,161             9,384,199
   (Decrease)/Increase in loss reserves           34,092              (769,872)
   Administrative expenses
     Related Parties                              61,251                52,644
     Other                                       104,512                81,170
                                             -----------           -----------

TOTAL EXPENSES                                16,116,459            12,204,674
                                             -----------           -----------

NET (LOSS)/INCOME                               (382,771)            3,728,521

RETAINED EARNINGS, beginning of period        20,629,009            18,615,768

LESS:  DIVIDENDS                              (4,066,464)           (5,171,956)

DEDUCT REDEMPTION OF PARTICIPATING STOCK           2,646                     0
                                             -----------           -----------

RETAINED EARNINGS, end of period             $16,182,420           $17,172,333
                                             ===========           ===========

                  MOTORS MECHANICAL REINSURANCE COMPANY LIMITED
                            STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
               AND THE THREE MONTHS ENDED MARCH 31, 1999 and 1998

                           (Expressed in U.S. dollars)



                                            1998                1997                  1996
                                        ------------        ------------          ------------


CASH FLOWS FROM OPERATING ACTIVITIES:
   Reinsurance premiums collected       $ 67,293,382        $ 57,014,145          $ 46,031,997
   Losses and acquisition
         expenses paid                   (58,004,044)        (42,436,530)          (34,302,453)
   Administrative expenses paid             (581,648)           (502,230)             (501,147)
   Investment income received              7,369,361           3,229,000             6,359,802

Net cash provided by operating
      activities                          16,077,051          17,304,385            17,588,199
                                        ------------        ------------          ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchases of investments             (324,678,378)       (318,139,315)         (232,194,343)
   Sales and maturities of investments   327,393,023         297,544,335           224,400,822


Net cash from/(used in) investing          2,714,645         (20,594,980)          (7,793,521)
         activities                     ------------        ------------         ------------


CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from issuance of
     Participating Stock                     277,500             217,500              120,000
   Redemption of Participating Stock         (38,159)            (10,965)             (74,029)
   Dividends paid                         (5,171,956)         (4,196,730)          (4,007,483)
                                        ------------        ------------         ------------
Net cash used in financing
   activities                             (4,932,615)         (3,990,195)          (3,961,512)
                                        ------------        ------------         ------------

INCREASE/(DECREASE) IN CASH AND CASH
   EQUIVALENTS                            13,859,081          (7,280,790)           5,833,166

CASH AND CASH EQUIVALENTS, beginning
   of year                                 5,645,482          12,926,272            7,093,106
                                        ------------        ------------         ------------
CASH AND CASH EQUIVALENTS, end of
   year                                 $ 19,504,563        $  5,645,482         $ 12,926,272
                                        ============        ============         ============
RECONCILIATION OF NET INCOME TO
   NET CASH PROVIDED BY OPERATING
   ACTIVITIES:
   Net income                           $  7,193,356       $  7,902,910          $  7,454,523
   Realized gains on
     investments                          (4,404,651)          (750,923               (64,244)
   Change in:
     Accrued investment income             1,389,956         (1,724,755)            1,079,122
     Due from Motors Insurance
           Corporation                       957,594          2,316,137               (62,477)
     Deferred acquisition costs           (3,846,835)        (2,958,711)           (2,948,002)
     Unearned premiums                    14,788,486         11,369,718            11,332,338
     Loss reserves                           (27,342)          1,136,85               803,970
     Accrued liabilities                      26,487             13,153                (7,031)

NET CASH PROVIDED BY OPERATING
   ACTIVITIES                           $ 16,077,05         $17,304,385          $ 17,588,199
                                        ============        ===========          ============


The accompanying notes form an integral part of these financial statements.


                  MOTORS MECHANICAL REINSURANCE COMPANY LIMITED
                            STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
           AND THE THREE MONTHS ENDED MARCH 31, 1999 and 1998 (Cont'd)

                           (Expressed in U.S. dollars)

                                                     Three Month Periods
                                                        Ended March 31,
                                                          (unaudited)


                                                     1999             1998
                                                 ------------     ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Reinsurance premiums collected                $         0      $12,554,630
   Losses and acquisition expenses paid                    0      (11,735,610)
   Administrative expenses paid                     (141,175)        (142,302)
   Investment income received                      1,411,896        2,857,010
                                                 -----------      -----------

Net cash provided by operating
     activities                                    1,270,721        3,533,728
                                                 -----------      -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchases of investments                     (114,998,010)     (97,764,585)
   Sales and maturities of investments           101,247,440      100,389,098
                                                 -----------      -----------
Net cash (used in)/from investing activities     (13,750,570)       2,624,513
                                                 -----------      -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from issuance of
   Participating Stock                                 7,500           67,500
   Redemption of Participating Stock                 (27,354)               0
   Dividends paid                                 (4,066,464)      (5,171,956)
                                                 -----------      -----------
Net cash used in investing activities             (4,086,318)      (5,104,456)
                                                 -----------      -----------

(DECREASE)/INCREASE IN CASH AND CASH
   EQUIVALENTS                                   (16,566,167)       1,053,785

CASH AND CASH EQUIVALENTS, beginning of
   period                                         19,504,563        5,645,482
                                                 -----------      -----------
CASH AND CASH EQUIVALENTS, end of period         $ 2,938,396      $ 6,699,267
                                                 ===========      ===========
RECONCILIATION OF NET INCOME/(LOSS) TO
   NET CASH PROVIDED BY OPERATING ACTIVITIES:
   Net income/loss                                  (382,771)       3,728,521
   Realized losses/(gains) on investments          1,155,006       (1,279,397)
   Change in:
     Accrued investment income                        30,606        1,494,377
     Due from Motors Insurance Corporation        (1,298,678)      (2,817,778)
     Deferred acquisition costs                     (611,541)      (1,114,670)
     Prepaid expenses                                (36,875)          (3,189)
     Unearned premiums                             2,351,624        4,286,545
     Loss reserves                                    34,092         (769,872)
     Accrued liabilities                              29,258            9,191
                                                 -----------      -----------

NET CASH PROVIDED BY OPERATING ACTIVITIES        $ 1,270,721      $ 3,533,728
                                                 ===========      ===========

                  MOTORS MECHANICAL REINSURANCE COMPANY LIMITED
                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
            FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996 AND
                 THE THREE MONTHS ENDED MARCH 31, 1999 AND 1998
                           (Expressed in U.S. dollars)


                                                                       Accumulated
                          Total                                           Other
                       Shareholders'    Comprehensive    Retained     Comprehensive     Common      Participating
                          Equity           Income        Earnings         Income        Stock          Stock

Balance at
December 31, 1997        $22,065,969    $     -         $18,615,768     $1,135,201     $200,000      $2,115,000
Comprehensive Income:
  Net income               7,193,356     7,193,356        7,193,356          -             -              -
  Other comprehensive
    income, net of tax:
  Unrealized loss
  on securities-
  net of
  reclassification          (801,142)     (801,142)           -           (801,142)        -              -
                                        ----------

  Comprehensive income         -        $6,392,214            -              -             -              -
                                        ==========
Dividends declared on
  Participating Stock     (5,171,956)                    (5,171,956)         -             -              -
Participating Stock
  Issued                     285,000                          -              -             -            285,000
  Redeemed                   (45,659)                        (8,159)         -             -            (37,500)
                          ----------                    -----------     ----------     --------      ----------

Balance at
December 31, 1998        $23,525,568                    $20,629,009     $  334,059     $200,000      $2,362,500
                         ===========                    ===========     ==========     ========      ==========
Disclosure of reclass-
ification amount
   Unrealized holding
     gains arising
     during period         3,603,509

   Less: reclassification
     adjustment for gains
     included in
     net income           (4,404,651)


   Net unrealized
   loss on securities       (801,142)




                  MOTORS MECHANICAL REINSURANCE COMPANY LIMITED
                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
            FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996 AND
             THE THREE MONTHS ENDED MARCH 31, 1999 AND 1998 (Cont'd)
                           (Expressed in U.S. dollars)


                                                                      December 31, 1997

                                                                              Accumulated
                                       Total                                     Other
                                   Shareholders'  Comprehensive   Retained    Comprehensive  Common   Participating
                                      Equity         Income       Earnings       Income      Stock       Stock

December 31, 1996                   $17,561,574    $    -        $14,913,053   $  543,521   $200,000   $1,905,000
Comprehensive Income:
  Net income                          7,902,910     7,902,910      7,902,910        -           -           -
                                                   ----------
  Other comprehensive income,
    net of tax:
  Unrealized loss on securities-
    net of reclassification             591,680       591,680           -         591,680       -           -
                                                   ----------

  Comprehensive income                    -        $8,494,590           -           -           -           -
                                                   ==========
Dividends declared on
  Participating Stock                (4,196,730)                  (4,196,730)       -           -           -
Participating Stock
  Issued                                225,000                         -           -           -         225,000
  Redeemed                              (18,465)                      (3,465)       -           -         (15,000)
                                    -----------                  -----------   ----------   --------  -----------
Balance at
December 31, 1997                   $22,065,969                  $18,615,768   $1,135,201   $200,000   $2,115,000
                                    ===========                  ===========   ==========   ========   ==========

Disclosure of reclassification amount
  Unrealized holding gains arising
    during period                     1,342,603
  Less: reclassification adjustment
    for gains included in net income   (750,923)

  Net unrealized gain on securities $   591,680


                  MOTORS MECHANICAL REINSURANCE COMPANY LIMITED
                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
            FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996 AND
             THE THREE MONTHS ENDED MARCH 31, 1999 AND 1998 (Cont'd)
                           (Expressed in U.S. dollars)



                                                                                Accumulated
                                       Total                                       Other
                                    Shareholders'  Comprehensive   Retained     Comprehensive   Common    Participating
                                       Equity         Income       Earnings        Income       Stock         Stock

Balance at
December 31, 1995                     $15,176,663   $     -       $11,517,542    $1,651,621    $200,000    $1,807,500
Comprehensive Income:
   Net income                           7,454,523     7,454,523     7,454,523         -            -
                                                    -----------

   Other comprehensive income, net of tax:
   Unrealized loss on securities-
     net of
     reclassification                  (1,108,100)   (1,108,100)        -        (1,108,100)       -
                                                    -----------

   Comprehensive income                     -       $ 6,346,423         -             -            -
                                                    ===========

Dividends declared on
participating stock                    (4,007,483)                 (4,007,483)        -            -
Participating stock
   Issued                                 120,000         -             -             -            -          120,000
   Redeemed                               (74,029)        -           (51,529)        -            -          (22,500)
                                       ----------   -----------   -----------    ----------   ----------    ---------
Balance at
December 31, 1996                     $17,561,574                 $14,913,053    $  543,521    $200,000    $1,905,000
                                      ===========                 ===========    ==========    ========    ==========


Disclosure of reclassification amount
   Unrealized holding loss arising
    during period                      (1,043,856)
   Less: reclassification adjustment
    for gains included in net income      (64,244)

   Net unrealized loss on securities   (1,108,100)



The accompanying notes form an integral part of these financial statements.

                  MOTORS MECHANICAL REINSURANCE COMPANY LIMITED
                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
            FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996 AND
             THE THREE MONTHS ENDED MARCH 31, 1999 AND 1998 (Cont'd)
                           (Expressed in U.S. dollars)



                                                           March 31, 1999 (unaudited)
                             ---------------------------------------------------------------------------------------
                             Total                                                                         Other
                             Shareholders'  Comprehensive   Retained      Comprehensive   Common        Participat-
                             Equity         Income          Earnings      Income          Stock         ing Stock
                             ---------------------------------------------------------------------------------------
Balance of
December 31, 1998            $23,525,568         -           $20,629,009   $334,059        $200,000      $2,362,500
Comprehensive Income:
  Net Income                    (382,771)      (382,771)        (382,771)         -               -               -

  Other comprehensive
  income, net of tax:
  Unrealized loss on
  securities net of
  reclassification            (1,145,326)    (1,145,326)            -    (1,145,326)               -              -

  Comprehensive income                 -    $(1,528,097)            -             -                -              -

Dividends declared on
Participating Stock           (4,066,464)                     (4,066,464)         -                 -              -
Participating Stock
  Issued                           7,500                            -             -                -          7,500
  Redeemed                       (27,354)                          2,646                                    (30,000)
                             -----------                     -----------  ---------         --------     ----------
Balance at
March 31, 1999               $17,911,153                     $16,182,420   (811,267)        $200,000     $2,340,000
                             ===========                     ===========  =========         ========     ==========

Disclosure of
reclassification
amount
   Unrealized holding
   losses arising
   during period              (2,300,332)
                             -----------

   Add: reclassifica-
   tion adjustment for
   losses included in
   net income                  1,155,006
                             -----------

   Net unrealized loss
   on securities              (1,145,326)
                             ===========


                 MOTORS MECHANICAL REINSURANCE COMPANY, LIMITED
                        NOTES TO THE FINANCIAL STATEMENTS
              (Unaudited as to information as of March 31, 1999 and
                for the three month periods ended March 31, 1999
                                    and 1998)
                           (Expressed in U.S. Dollars)

Note 1.   OPERATIONS

          The Company is incorporated under the laws of Barbados and is a licensed insurer under the Exempt Insurance Act, 1983, and amendments thereto.

          All of the common stock of the Company is owned by Motors Insurance Corporation ("MIC"), a member of the GMAC Insurance Group. MIC is an indirect wholly-owned subsidiary of General Motors Corporation. The principal activity of the Company is the assumption of motor vehicle mechanical service agreements arising under insurance policies reinsured by MIC and attributable to an MIC Mechanical Account in respect of which shares of Participating Stock are issued and outstanding. All premiums received were assumed from MIC.

Note 2.   SIGNIFICANT ACCOUNTING POLICIES

          Basis of Presentation

          The financial statements are stated in United States dollars and prepared in conformity with accounting principles generally accepted within the United States of America.

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          Certain   amounts  in  the  1996   financial   statements   have  been
          reclassified to conform with the 1997 and 1998 presentation.

          Premium Income and Acquisition Costs

          Reinsurance premiums are based on the Company assuming (after ceding commission) 75% of the original policy premium written by the direct insurer. Of these reinsurance premiums, 75% is retroceded to the Company when written and 25% when earned.

                 MOTORS MECHANICAL REINSURANCE COMPANY, LIMITED
                        NOTES TO THE FINANCIAL STATEMENTS
              (Unaudited as to information as of March 31, 1999 and
                for the three month periods ended March 31, 1999
                                    and 1998)
                           (Expressed in U.S. Dollars)

Note 2    SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

          Premiums are written on the basis of quarterly cessions and earned relative to anticipated loss exposures. Acquisition costs, consisting of ceding commissions and excise taxes, are taken into income on the basis of premiums earned.

          Investments

          Investments, all of which are available for sale, are comprised of interest-bearing marketable securities which are carried at fair value based on quoted market prices and dealer quotes obtained from an external pricing service. Investments with original maturities of less than 90 days are classified as cash equivalents. Unrealized appreciation (depreciation) is included in accumulated other comprehensive income.

          Realized gains and losses on the sale of investments are included as investment income and are calculated based on average costs.

          Loss Reserves

          The Company provides for unsettled, reported losses based on estimates of the final settlement, with an experience factor added to provide for losses incurred but not reported. The final settlement may be greater or less than the amounts provided. Any such differences, when they become known, are recognized in current operations.

          Taxation

          The Company has received an undertaking from the Barbados Government exempting it from all local income, profits and capital gains taxes for a period ending December 31, 2016. Thereafter and until December 31, 2031, the Company will be subject to a tax at a rate of 2% on its taxable income provided that the amount of such tax will not exceed $2,500 per annum.

          Stockholders who are United States residents are taxed in the United States on their share of the Company's income on a deemed distribution basis.

                 MOTORS MECHANICAL REINSURANCE COMPANY, LIMITED
                        NOTES TO THE FINANCIAL STATEMENTS
              (Unaudited as to information as of March 31, 1999 and
                for the three month periods ended March 31, 1999
                                    and 1998)
                           (Expressed in U.S. Dollars)

Note 2.   SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

          Earnings Per Share

          No amount has been reported as earnings per share as the earnings applicable to the Participating Stockholders vary with the underwriting results of each series. Retained earnings applicable to the Common Stockholder include allocated investment income and operating expenses and amounts restricted for advances to Participating Stockholders (see Note 8).

          Interim Financial Information

          The financial statements as of March 31, 1999 and for the three month periods ended March 31, 1999 and 1998, are unaudited, but in the opinion of Management, reflect all adjustments, consisting of normal recurring accruals, which are necessary for a fair presentation of the results for the periods presented. Results for the three month period ended March 31, 1999 are not necessarily indicative of the results to be expected for the whole fiscal year.

                 MOTORS MECHANICAL REINSURANCE COMPANY, LIMITED
                       NOTES TO THE FINANCIAL STATEMENTS
                  (Unaudited as to information as of March 31,
                      1999 and for the three month periods
                         ended March 31, 1999 and 1998)
                          (Expressed in U.S. Dollars)

Note 3.   INVESTMENTS

          The cost and fair value of investments in debt securities are as follows:

                                                         Gross                   Gross
                                                       Unrealized              Unrealized           Fair
                                  Cost                Appreciation            Depreciation          Value
December 31, 1998:

Debt securities
  issued by foreign
  governments and
  their agencies               $27,522,957          $   43,649             $ (290,075)           $27,276,531

Debt securities
  issued by
  corporations                  25,150,984             538,236                 (2,142)            25,687,078

Debt securities
  issued by
  supra-nationals               36,466,377             154,367               (109,976)            36,510,768
                               -----------          ----------             ----------            -----------

     Total                     $89,140,318          $  736,252             $ (402,193)           $89,474,377
                               ===========          ==========             ==========            ===========

December 31, 1997:

Debt securities
  issued by foreign
  governments and
  their agencies               $27,300,940          $  524,635             $ (119,450)           $27,706,125

Debt securities
  issued by
  corporations                  46,527,723             714,077                (15,881)            47,225,919

Debt securities
  issued by
  supra-nationals               13,621,649              31,820                    -               13,653,469
                               -----------          ----------             -----------           -----------

     Total                     $87,450,312          $1,270,532             $  (135,331)          $88,585,513
                               ===========          ==========             ===========           ===========


                 MOTORS MECHANICAL REINSURANCE COMPANY, LIMITED
                        NOTES TO THE FINANCIAL STATEMENTS
                  (Unaudited as to information as of March 31,
                      1999 and for the three month periods
                         ended March 31, 1999 and 1998)
                           (Expressed in U.S. Dollars)

Note 3.   INVESTMENTS (Cont'd)

          The cost and fair value of debt securities at December 31, 1998, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                    Fair
                                          Cost                      Value

           Due after one year
             through five years        $58,087,649               $57,989,686

           Due after five years
             through ten years          31,052,669                31,484,691
                                       -----------               -----------

                                       $89,140,318               $89,474,377
                                       ===========               ===========


          In 1998, gross gains of $6,253,358 and gross losses of $1,848,707 were realized. In 1997, gross gains of $1,494,878 and gross losses of $743,955 were realized. In 1996, gross gains of $1,997,197 and gross losses of $1,932,953 were realized.

          The following summarizes net unrealized appreciation (depreciation) on investments:

            Balance, December 31, 1995                 $ 1,651,621
            Net depreciation                            (1,108,100)
                                                       -----------

            Balance, December 31, 1996                 $   543,521
            Net appreciation                               591,680
                                                       -----------

            Balance, December 31, 1997                 $ 1,135,201
            Net depreciation                              (801,142)
                                                       -----------

            Balance, December 31, 1998                 $   334,059
                                                       -----------

            Net depreciation (unaudited)               $(1,145,326)

            Balance, March 31, 1999 (unaudited)        $  (811,267)
                                                       ===========


          The investment portfolio is comprised of diverse debt securities which do not result in any concentration of credit risk. At December 31, 1998, 100% of the Company's investments are denominated in U.S. dollars.

                        NOTES TO THE FINANCIAL STATEMENTS
          (Unaudited as to information as of March 31, 1999 and for the three month periods ended March 31, 1999 and 1998)
                           (Expressed in U.S. Dollars)

Note 3.   INVESTMENTS (Cont'd)

          The Company uses forward currency contracts to hedge its exposure to changes in currency exchange rates relating to its investments denominated in currencies other than the U.S. dollar. The contracts provide for settlement in U.S. dollars in the future. Credit risk is managed by dealing with financially-sound counterparties. Market risk is mitigated because the forward contracts hedge corresponding non-U.S. dollar investments.

                 MOTORS MECHANICAL REINSURANCE COMPANY, LIMITED
                        NOTES TO THE FINANCIAL STATEMENTS
              (Unaudited as to information as of March 31, 1999 and
                for the three month periods ended March 31, 1999
                                    and 1998)
                           (Expressed in U.S. Dollars)




Note 4.   RESERVES FOR UNPAID LOSSES

The following table sets forth an analysis of changes in the loss reserves for the years ended December 31, 1998, 1997 and 1996:


                                        1998                 1997              1996
                                        ----                 ----              ----
Beginning balance in
reserves for losses               $  5,421,160          $  4,284,304         $ 3,480,334
                                  ------------          ------------         -----------

Add provision for losses
incurred related to:

         Current claim year         45,843,093            31,904,950          24,080,078

         Prior claim years            (290,547)             (746,024)            (42,251)
                                   -----------           -----------         -----------

                    Total           45,552,546            31,158,926          24,037,827
                                   -----------           -----------         -----------

Deduct paid losses
attributable to:

         Current claim year         40,767,738            27,024,981          20,330,269

         Prior claim years           4,812,150             2,997,089           2,903,588
                                  ------------          ------------         -----------

                  Total             45,579,888            30,022,070          23,233,857
                                  ------------          ------------         -----------

Ending balance in
reserves for losses               $  5,393,818          $  5,421,160         $ 4,284,304
                                  ------------          ------------         -----------



As a result of change in estimates of losses incurred in prior years, the provisions for losses incurred in 1998, 1997 and 1996 decreased by $290,547, $746,024 and $42,251 respectively, because of lower actual claims.

                 MOTORS MECHANICAL REINSURANCE COMPANY, LIMITED
                        NOTES TO THE FINANCIAL STATEMENTS
              (Unaudited as to information as of March 31, 1999 and
                for the three month periods ended March 31, 1999
                                    and 1998)
                           (Expressed in U.S. Dollars)

Note 5.   STOCKHOLDERS' EQUITY

          All of the Company's Common Stock is held by MIC. A prospectus dated May 12, 1998 is offering 12,000 shares of Participating Stock to persons certified by owners of certain motor vehicle franchises. The offering consists of 120 series of 100 shares each at a price of $75 per share.

          During the quarter ended March 31, 1999 one additional series of 100 shares was added and 4 series of 100 shares were redeemed.

          During 1998, 37 additional series of 100 shares of Participating Stock were issued as compared with 29 for the year ended December 31, 1997. In addition, in 1998 the Board of Directors redeemed 4 series of 100 shares at the request of the shareholders. The redeemed series had been previously placed in run off and had reached a fully earned position during 1998.

          In the years ended December 31, 1998, 1997 and 1996, costs in the amount of $69,280, $77,239, and $64,848 respectively, were incurred in the sale of Participating Stock. The Common Stockholder reimbursed the Company directly for these expenses.

          The holder of Common Stock is entitled to elect five directors, at least one of whom must be a resident of Barbados. The holder of Common Stock has no right to vote with respect to liquidation of the Company. The holder generally has the sole right to vote on matters not specifically reserved to Participating Stock.

          The holders of Participating Stock as a class are entitled to elect one director. Generally, liquidation of the Company requires approval by at least 75% of the outstanding shares of this class. Any redemption of a series of shares requires a vote of the Board provided that the director representing holders of the Participating Stock votes in favor of the redemption. Any changes in the Company's Articles of Incorporation or By-Laws require the approval of a majority of the shares of Participating Stock present and voting together with a majority of the shares of Common Stock.

          From time to time, funds are held in escrow on account of Participating Stock applications. Such amounts are not included in cash and cash equivalents in the accompanying financial statements. At December 31, 1998, there were no funds held in escrow.

                 MOTORS MECHANICAL REINSURANCE COMPANY, LIMITED
                        NOTES TO THE FINANCIAL STATEMENTS
              (Unaudited as to information as of March 31, 1999 and
                for the three month periods ended March 31, 1999
                                    and 1998)
                           (Expressed in U.S. Dollars)

Note 6.   REINSURANCE PREMIUMS

          Under the provisions of the retrocession agreement, the Company will assume additional cessions of $36,747,691 ($31,818,196 at December 31, 1997) relating to premiums written by Motors Insurance Corporation but unearned at the respective period ends. The amounts will be received as the premiums are earned, net of related acquisition costs.

Note 7.   LETTERS OF CREDIT

          The Company has provided an irrevocable letter of credit to MIC, in the amount of $88,075,000 to collateralize the amounts recoverable from the Company related to the business ceded to it. Cash equivalents and investments are assigned to collateralize the letter of credit.

Note 8.   RETAINED EARNINGS

          Items of income or loss and premiums and expenses attributable to insurance underwriting activities are determined as of the end of each calendar quarter and are allocated to the Participating Stockholders' capital accounts.

          An amount equal to 1-1/3 percent of assumed premiums (net of related ceding commissions) is allocated to the capital account of the Common Stockholder. Such allocations accumulate as restricted retained earnings and may be used to advance capital to any Participating Stockholders who incur a deficit in their capital accounts; any such advances are repayable out of future profitable operations of the respective Participating Stockholder. Amounts allocated to the Common Stockholder, net of advances to Participating Stockholders, are presented in the table below as "net transfers."

          Dividends may be declared and paid at the discretion of the Company's Board of Directors subject to the right of holders of Participating Stock to receive minimum dividends. The minimum annual dividend payable on each share shall be such shares pro rata portion of an amount equal to twenty percent of the net income, if any, for the preceding year attributable to the subsidiary capital account associated with the series of which that share is part.

                 MOTORS MECHANICAL REINSURANCE COMPANY, LIMITED
                        NOTES TO THE FINANCIAL STATEMENTS
              (Unaudited as to information as of March 31, 1999 and
                for the three month periods ended March 31, 1999
                                    and 1998)
                           (Expressed in U.S. Dollars)

Note 8    RETAINED EARNINGS (Cont'd)

          Barbados law requires that the Company maintain a minimum capitalization based generally on the amount of premiums earned in the preceding year. At January 1, 1999, the Company's required minimum stockholders equity computed in accordance with Barbados law was approximately $6,284,567.

                 MOTORS MECHANICAL REINSURANCE COMPANY, LIMITED
                        NOTES TO THE FINANCIAL STATEMENTS
         ((Unaudited as to information as of March 31, 1999 and for the three month periods ended March 31, 1999 and 1998)
                           (Expressed in U.S. Dollars)

Note 8.   RETAINED EARNINGS (Cont'd)

          Retained   earnings   applicable  to  the  Common  and   Participating
          Stockholders are comprised of the following:



                                      Common            Participating          Total
Balance (Deficit)
  December 31, 1995                   $(10,861)         $11,528,403            $11,517,542
Net income for the year                 14,131            7,440,392              7,454,523
Net transfers                            6,147               (6,147)                     -
Dividend paid                                -           (4,007,483)            (4,007,483)
Redemption of Participating
  Stock                                      -              (51,529)               (51,529)
                                      --------          -----------            -----------

Balance December 31, 1996                9,417           14,903,636             14,913,053
Net income for the year                 12,304            7,890,606              7,902,910
Net transfers                          (29,881)              29,881                      -
Dividend paid                                -           (4,196,730)            (4,196,730)
Redemption of Participating
  Stock                                      -               (3,465)                (3,465)
                                      --------          -----------            -----------

Balance (Deficit),
  December 31, 1997                     (8,160)          18,623,928             18,615,768
Net income for the year                 20,970            7,172,386              7,193,356
Net transfers                          (21,529)              21,529                      -
Dividends paid                               -           (5,171,956)            (5,171,956)
Redemption of Participating
  Stock                                      -               (8,159)                (8,159)
                                      --------          -----------            -----------

Balance (Deficit)
  December 31, 1998                   $ (8,719)         $20,637,728            $20,629,009
                                      --------          -----------            -----------

Net income/(loss) for the
  quarter                                  433             (383,204)              (382,771)
Net transfer                              (866)                 866                      -
Dividends paid                               -           (4,066,464)            (4,066,464)
Redemption of Participating Stock            -                2,646                  2,646
                                      --------          -----------            -----------

Balance (Deficit) March 31, 1999      $ (9,152)         $16,191,572            $16,182,420
                                      ========          ===========            ===========

                            COMPANIES ACT OF BARBADOS                APPENDIX A
                                  (Section 205)
                        RESTATED ARTICLES OF INCORPORATION              FORM 13


1.   Name of Company

     Motors Mechanical Reinsurance Company, Limited

2.   Company No.

     1485

3. THE CLASSES AND ANY MAXIMUM NUMBER OF SHARES THAT THE COMPANY IS AUTHORIZED TO ISSUE

     The annexed Schedule is incorporated in this form.

4.   RESTRICTION IF ANY ON SHARE TRANSFERS

     The annexed Schedule is incorporated in this form.

5.   NUMBER (OR MINIMUM AND MAXIMUM NUMBER) OF DIRECTORS

     There shall be a minimum of 5 and a maximum of 6 directors.

6.   RESTRICTIONS IF ANY ON BUSINESS THE COMPANY MAY CARRY ON

The principal object and activity of the Company is to engage in Exempt Insurance business within the meaning of the Exempt Insurance Act, 1983 of Barbados and the business of the Company shall be restricted accordingly.

7.   OTHER PROVISIONS IF ANY

     The annexed Schedule is incorporated in this form.

8.   Date                   Signatures                   Title

    [Date]                 Peter Evelyn                 Director


     FOR MINISTRY USE ONLY

     COMPANY NO.                FILED




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PAGE 60

         COMPANIES ACT OF BARBADOS SCHEDULE TO ARTICLES OF INCORPORATION

3. The classes and any maximum number of shares that the Company is authorized to issue:

The Company is authorized to issue:

(a) 2,000 shares of one class without nominal or par value to be designated Common shares; and

(b) 100,000 shares of one class without nominal or par value to be designated Participating shares which shall be divided into 1,000 series and issued in series of 100 shares.

The rights, preferences and limitations of the said classes of shares are as follows:

DEFINITIONS

In these Articles and any amendment thereto and in the Company's By-Laws the following terms shall mean:

Board -- The Company's Board of Directors.

Company -- Motors Mechanical Reinsurance Company, Limited.

MIC  --  Motors  Insurance   Corporation,   a  New  York  corporation  with  its
administrative offices in Detroit, Michigan.

MIC Agency Account -- The separate business record maintained by MIC or any of its affiliates to track volume, experience, and commissions with respect to mechanical service agreements sold by one or more particular entities selling new and/or used motor vehicles.

Restricted Earned Surplus -- At any point in time, that portion of the earned surplus, if any, in the Subsidiary Capital Account for the Common shares equal to: (1) premiums allocated to the Subsidiary Capital Account of the Common shares during the immediately preceding five-year period pursuant to Section 3(1)(1)(a), plus (ii) deficits restored to such Account during such period pursuant to Section 3(1)(7)(c), less (iii) return premiums allocated to such account during such period pursuant to Section 3(1)(1)(d), and less (iv) deficits allocated to such account during such period pursuant to Section 3(1)(7)(a)(i) to the extent that they relate to amounts described in clauses (i) and (ii) of this definition.

Shares -- Shares of the Participating Stock of the Company.

Stock Purchase Agreement -- The agreement entered into between the Company and the purchaser of Shares, in the form approved by the Board.

Subsidiary Capital Account -- The subsidiary bookkeeping record established by the Company for a particular series or class of shares and maintained for the purpose of accounting for items of income and expense, gains and losses, capital contributions, and shareholder distributions which are allocated to the particular series or class of shares.

(1)  ALLOCATIONS TO SUBSIDIARY CAPITAL ACCOUNTS

The Company will establish a Subsidiary Capital Account with respect to the Common shares as a class, and to each series of Shares of the Company at the time a series is issued.

The consideration received by the Company upon the issuance of a particular series of Shares and the Common shares as a class will be allocated to the Subsidiary Capital Account for that series or class. Items of income and expense, and losses, attributable to insurance underwriting activities shall be determined as of the end of each calendar quarter and shall be allocated to the Subsidiary Capital Accounts as of the end of the fiscal quarter of the Company in which the respective calendar quarter ends. Investment experience, and other items of income and expense, gains and losses and distributions with respect to shares of the Company will be determined and allocated to the Subsidiary Capital Accounts as of the end of each fiscal quarter of the Company. All such accounting determinations shall be made using United States generally accepted accounting principles, unless otherwise required by these Articles. For purposes of such allocations, items shall be "related" to a Subsidiary Capital Account which is identified with the same MIC Agency Account to which such items can be attributed.

(1) Items of income and expense, and losses, attributable to insurance underwriting activities shall be allocated to the Subsidiary Capital Accounts in accordance with the following paragraphs:

     (a) With respect to premiums ceded to the Company, one hundred percent (100%) shall be allocated to the related Subsidiary Capital Account; provided, however, that an amount equal to one and one-third percent (1-1/3%) of such premiums shall be subtracted from such Subsidiary Capital Account and allocated to the Subsidiary Capital Account of the Common shares.

     (b) With respect to any agents' or brokers' commissions, any commissions recaptured, unearned premiums, reinsurance premiums ceded by the Company, and any United States excise tax, one hundred percent (100%) shall be allocated to the related Subsidiary Capital Account.

     (c) With respect to losses incurred, and any amount of losses recovered through salvage, subrogation, reimbursement or otherwise, one hundred percent (100%) shall be allocated to the related Subsidiary Capital Account. For this purpose, losses incurred includes both paid and unpaid (reported and unreported) losses.

     (d) With respect to return premiums, ninety-eight and two-thirds percent (98-2/3%) shall be allocated to the related Subsidiary Capital Account and one and one-third percent (1-1/3%) shall be allocated to the Subsidiary Capital Account for the Common shares.

(2) Any expenses or liabilities attributable to ordinary day-to-day Company operations, excluding any United States Federal income taxes, shall be allocated among all Subsidiary Capital Accounts for the Shares pro rata on the basis of the number of series issued and outstanding at the end of the fiscal quarter in which the expense or liability is incurred, provided that for purposes of such allocation, series of Shares issued at any time during the twelve calendar months preceding the end of the fiscal quarter in which the expense or liability is incurred, and series with respect to which the unearned premium is zero as of such date, shall be excluded.

(3) Any United States Federal income tax liability (and any interest thereon or any penalties related thereto) incurred by the Company shall be allocated among the Subsidiary Capital Accounts based upon the relative contribution of each of those accounts to the taxable income of the Company upon which the tax (and any interest or penalties) is imposed.

(4) Any expenses or liabilities attributable to the organization of the Company or to the offer, sale or issuance of Shares, including but not limited to the costs of compliance with regulations and requirements of the United States Securities and Exchange Commission and the various states and other jurisdictions of the United States as they pertain thereto, shall be allocated to the Subsidiary Capital Account for the Common shares.

(5) Any expenses or liabilities of the Company not allocable in the manner described in paragraphs (2) through (4) above shall be allocated among the Subsidiary Capital Accounts on the basis of the relative balances of such accounts as of the end of the fiscal quarter preceding the date on which the expense or liability is incurred.

(6) (a) Investment income, net of any direct investment expense, shall be allocated among the Subsidiary Capital Accounts pro rata based upon the relative Investment Asset Balance (as defined in subparagraph (b) below) of each such account as of the last day of the fiscal quarter preceding the quarter for which the investment income is being allocated. For these purposes, net investment income will include realized (but not unrealized) gains and losses.

     (b) The Investment Asset Balance of each Subsidiary Capital Account shall be equal to the capital and surplus allocated to such account, increased by:

          (i) the unearned portions of the written premiums that have been collected by the Company and allocated to such account as of the last day of the fiscal quarter preceding the quarter for which the income is being allocated, net of any applicable commissions and taxes;

          (ii) the outstanding loss reserves attributable to such account as of the last day of the fiscal quarter preceding the quarter for which the income is being allocated; and

          (iii) any other outstanding liability that has been charged to such account as of the last day of the fiscal quarter preceding the quarter for which the income is being allocated.

(7)  (a) If, after the credits and charges  described in paragraphs  (1) through
     (6) above are made to the Subsidiary Capital Accounts there exists a deficit in one or more of such accounts, then each such deficit will be allocated to and charged against:

          (i) first, the Subsidiary Capital Account for the Common shares to the extent of Restricted Earned Surplus;

          (ii) then, any remaining unallocated deficit to the Subsidiary Capital Accounts for the Shares, pro rata, based upon the relative earned premiums allocated to each such account for the fiscal quarter for which the allocation is being made; provided, however, that only accounts which have positive balances will be taken into account for the purposes of this allocation;

          (iii) then, any remaining unallocated deficit to the remaining Subsidiary Capital Accounts for the Shares with positive balances as of the last day of the fiscal quarter for which the allocation is being made, pro rata, based upon such balances; and

          (iv) finally, to the extent necessary, the Subsidiary Capital Account for the Common shares.

     (b) If, as a result of an allocation of a deficit as described in subparagraph (ii) or (iii) of paragraph (a) above, a deficit is created in one or more of the Subsidiary Capital Accounts, then the resulting deficit(s) will be further allocated in the manner provided in that subparagraph.

     (c) Although this paragraph (7) shall be applied in a manner that does not result in a balance in any Subsidiary Capital Account for a series of Shares that is less than zero, if any such account had a deficit that was allocated to and charged against the Subsidiary Capital Account of the Common shares pursuant to Section 3(1)(7)(a)(i) hereof, or to the Subsidiary Capital Account for any series of Shares pursuant to Section 3(1)(7)(a)(ii) or (iii) hereof (after taking into account the provisions of Section 3(1)(7)(b)) after January 1, 1995, then at the end of any succeeding fiscal quarter for which that account otherwise would show an account balance greater than zero, such balance will be reallocated and credited:

               (i) first to the Subsidiary Capital Account of the Common shares until all reductions of such Subsidiary Capital Account for the Common shares under Section 3(1)(7)(a)(i) hereof with respect to said series of Shares have been restored, and

               (ii) then, with respect to any deficits charged against the Subsidiary Capital Account for any series of Shares pursuant to
          Section 3(1)(7)(a)(ii) or (iii) for periods after January 1, 1995, to the Subsidiary Capital Accounts for the Shares, pro rata, based upon the relative amounts, through the end of the fiscal quarter for which the reallocation hereunder is being made, of deficits that were allocated to those accounts (whether under Section 3(1)(7)(a)(ii) or (iii)) from the Subsidiary Capital Account for the series of Shares for which the reallocation hereunder is being made and that have not previously been restored, until all reductions of such Subsidiary Capital Accounts after January 1, 1995 under Section 3(1)(7)(a) with respect to said series of Shares have been restored.

(8) (a) Dividends, payments upon redemption or liquidation (described below), and any other distributions with respect to shares of the Company will be allocated to the Subsidiary Capital Account for the class or series with respect to which the dividend, payment or distribution was made.

     (b) Where all shares of a series of Shares are repurchased by the Company pursuant to Section 4 below, or redeemed in accordance with the Company's procedures for redemption set forth in Section 3(6) below, the Subsidiary Capital Account for such series shall be terminated as of the Repurchase Date or Redemption Date (as those terms are defined in Sections 4 and 3(6), respectively). Thereafter, all income, expenses, gains and losses that would have been allocated to the terminated account will be allocated among the Subsidiary Capital Accounts of the existing series of Shares pro rata based upon relative earned premiums attributable to such accounts for the calendar quarter in which the item was earned or incurred; provided, however, that a net deficit for any such period shall be allocated in accordance with the provisions of Section 3(1)(7).

The allocations to the Subsidiary Capital Accounts described above shall be approved by the Board, and when finally so approved all calculations, allocations and determinations shall be final and conclusive and shall be binding on all holders of shares of the Company for all purposes, including without limitation any redemption of shares of the Company pursuant to the Company's procedures for redemption. The Board is authorized to interpret and apply the provisions of these Articles and to promulgate such additional rules and guidelines as the Board deems appropriate to carry out the intent of these Articles and such interpretations, rules and guidelines shall be binding on all shareholders.

(2)  PARTICIPATING SHARES

(a) If any Share shall be redeemed, repurchased or otherwise retired, it shall return to the status of an authorized but unissued share of such class.

(b) A series of Shares shall be issued with respect to a specific MIC Agency Account. Only one series of Shares shall be issued with respect to an MIC Agency Account. A series of Shares shall be issued only to persons or entities acceptable to the Board and certified by the owner(s) of the entity or entities to which the MIC Agency Account relates. Certification will be effected in accordance with procedures adopted by the Board from time to time. No share of any particular series of Shares shall be issued unless all shares of such series are issued.

(c) Each outstanding Share shall entitle the registered holder of record of such Share to dividends in accordance with the rules set forth in Section 3(5) of these Articles.

(d) The holders of Shares shall among them have the right to elect one director of the Company and shall otherwise have only such voting rights as are specifically provided herein. On all such matters each share shall entitle the registered holder thereof to one vote.

(e) The rights associated with any Shares of a series shall be identical to the rights associated with all other Shares of the same series.

(3)  COMMON SHARES

(a) Each outstanding Common share shall entitle the registered holder of such shares to dividends in accordance with the rules set forth in Section 3(5) of these Articles.

(b) Each outstanding Common share shall entitle the registered holder thereof to one vote per share on all resolutions of the Company other than as specifically provided herein.

(c) The holders of the Common shares shall be entitled to elect five directors of the Company, one of whom must be a resident citizen of Barbados.

(4)  LIQUIDATION

The Company may be liquidated upon the vote of the holders of at least seventy-five percent (75%) of the Shares. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, after payment of all liabilities of the Company, each holder of Shares of a series shall be entitled to receive an amount equal to his share (based on his proportionate ownership of such series) of the Subsidiary Capital Account balance related to his series of Shares before any distribution of the assets of the Company shall be made to holders of the Common shares. After such payment shall have been made in full to the holders of the outstanding Shares, or funds necessary for such payment shall have been set aside in trust for the account of the holders of the outstanding Shares so as to be available therefor, the holders of the outstanding Shares shall be entitled to no further participation in the distribution of the assets of the Company, and the remaining assets of the Company, if any, shall be divided and distributed among the holders of the Common shares then outstanding pro rata based on their respective shares. A consolidation or merger of the Company, or sale or transfer of all or substantially all its assets, or any purchase or redemption of shares of the Company of any class or series, shall not be regarded as a "liquidation, dissolution, or winding up" within the meaning of this paragraph.

(5)  DIVIDENDS

(a) Subject to the following paragraphs, dividends may be paid at the discretion of the Board.

(b) Dividends, payable in cash or such other property as the Board may determine, on a series of Shares or on Common shares, shall be declared and payable only if the Company shall have, after giving effect to the dividend, sufficient net assets, without regard to any Letter of Credit or Guarantee, to meet the general business solvency margin prescribed by the Exempt Insurance Act and Section 51 of the Act; provided that dividends with respect to any series of Shares may be paid only out of earned surplus attributable to the Subsidiary Capital Account identified with those Shares, and only to the extent that, after giving effect to the dividend, the capital and surplus identified with that Subsidiary Capital Account (without regard to any Guarantee or Letter of Credit) would meet its pro rata share, based on allocable premium income, of the minimum net assets required of the Company under the Exempt Insurance Act. Subject to the right of the holders of Shares to receive minimum dividends pursuant to the following paragraph, to the extent a dividend is declared on the Shares, it shall be declared and paid subject to the foregoing limitations for each series of Shares as a percentage of the net income for the preceding calendar year and/or earned surplus as of the end of the preceding calendar year, attributable to each series, provided that such percentage may vary among series of Shares with the level of net income and/or earned surplus. Dividends shall only be declared and paid on Common shares to the extent that the earned surplus attributable to Common shares exceeds Restricted Earned Surplus.

(c) Subject to the preceding paragraph, the holders of the Shares of each series shall be entitled to receive minimum annual dividends, payable annually within the first 120 days of each fiscal year, in cash or such other property as the Board may determine. The minimum annual dividend payable on each Share shall be such Share's pro rata portion of an amount equal to twenty percent (20%) of the net income, if any, for the preceding fiscal year attributable to the Subsidiary Capital Account associated with the series of which that Share is a part. If a holder of Shares receives no dividend or a limited dividend in any annual period as a result of the limitations set forth in the preceding paragraph, any unpaid portion of the minimum dividend otherwise payable pursuant to this paragraph shall not become payable pursuant to this paragraph in any subsequent year.

(d) In no event shall any dividend whatever be paid upon or declared or set apart for the Common shares, unless and until all minimum annual dividends required to be paid on the then outstanding Shares for the then current period shall have been paid or declared and set apart for payment.

(6)  REDEMPTION

The Common shares are non-redeemable. Subject to compliance with any applicable statute or act the company may redeem any of its issued and outstanding Shares if all Shares of the series involved are redeemed and the redemption of such Shares is approved by a majority of the Board, provided that the Director representing holders of the Shares votes in favor of the redemption.

The redemption of Shares shall be effective on such future date as determined by the Board, which shall be no later than the last business day of the calendar year in which the redemption was approved by the Board. Such date is herein called the "Redemption Date."

The consideration payable to the holders of redeemed Shares shall be the Subsidiary Capital Account balance for the series of such Shares as of the Redemption Date, as adjusted by the Board to reflect unrealized gains and losses on investments held by the Company and any contingent liabilities allocable to such account. Such consideration shall be paid within five (5) months of the Redemption Date, provided that the holder(s) of the redeemed Shares shall have delivered to the Company, certificates representing the Shares being redeemed duly endorsed and accompanied by such other documents as the Company may require. Such consideration shall bear interest from the Redemption Date until the earlier of the date of payment or the date that is five (5) months from the Redemption Date, at a rate equal to the rate of interest paid on 26-week United States Treasury Bills for the issue following the Redemption Date.

Upon redemption of the Shares as aforesaid, the holder(s) thereof shall cease to have any further interest in the shares being redeemed. Shares redeemed



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PAGE 67

pursuant to this Section 3(6) shall return to the status of authorized but unissued Shares.

4.   Restrictions, if any, on share transfers:

     (a) Subject to the exceptions listed below, Shares (whether owned by the original or any subsequent holder thereof) shall not be transferred in any manner unless the holder(s) has received a bona fide written offer to purchase such Shares, a copy of which has been furnished to the Company, and the Company is thereafter offered the opportunity to purchase such Shares. The Company shall have sixty (60) days during which to exercise the rights conferred upon it by this paragraph. If the Company accepts such offer, the price will be the lesser of the balance of the Subsidiary Capital Account related to such series of Shares as of the last day of the fiscal quarter immediately preceding the date on which the offer to purchase was accepted by the Company (the "Repurchase Date") (or if less than all such Shares are offered, then the pro rata portion of such account attributable to the Shares offered), or the bona fide offering price. Payment by the Company may be deferred until the end of the fiscal quarter in which the offer to purchase was accepted by the Company. Shares purchased by the Company pursuant to this paragraph shall return to the status of authorized but unissued shares of such class. If the Company does not elect to purchase the Shares pursuant to this paragraph, they may be sold in accordance with the bona fide written offer referred to above within the following sixty (60) days, subject to the requirements of the following paragraphs. After such further sixty (60) days, any attempted sale or transfer of the Shares shall be subject to all the requirements of this paragraph.

     (b) In addition to the requirements of the preceding paragraph and except as provided in paragraph (d) below, transfers of less than all Shares of a series shall not be made unless the holder(s) has received the written consent of the Company thereto. A request for such consent must be made in writing and set forth the name(s) and address(es) of the intended transferee(s), the desired date of the transfer, and the consideration to be paid. The Company shall have sixty (60) days from receipt of such request to grant or withhold its consent to the intended transfer. If the Company fails to give its written consent, any subsequent transfer shall be void and of no effect.

     (c) Shares may not be transferred unless and until the Board has received such assurances of compliance with all applicable laws and regulations as it may deem necessary and the transferee has agreed to abide by the requirements set forth in the Stock Purchase Agreement entered into by the transferor. Certificates representing shares of any class of the Company's shares shall bear a legend substantially to the effect of this Section 4 of these Articles.

     (d) A sale, gift, assignment, pledge or other transfer of Shares shall be exempt from the requirements of paragraphs (a) and (b) of this Section 4 if the Board determines that the transferee or assignee of the shares is: (i) a member of the transferring shareholder's immediate family; (ii) a trust for the benefit of the transferring shareholder, or for the benefit of other exempted transferees described in this paragraph; (iii) if the transferor is a corporation, any shareholder of



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PAGE 68

     the transferor; (iv) if the transferor is a partnership, any of its partners; (v) a corporation which is controlled by or under common control with the transferor; (vi) the estate of a deceased shareholder or legatees and heirs of such deceased shareholder; (vii) a charitable or other qualifying organization described in Section 170(c)(2) of the United States Internal Revenue Code of 1986; (viii) in the case of a transfer of less than all of the Shares of a series, a person who immediately prior to such transfer is a holder of Shares of that series; or (ix) a key employee of the entity with respect to which the Shares held by the transferor were issued.

7.   Other provisions if any:

No holder of shares of the Company of any class, now or hereafter authorized, shall have any preferential or preemptive right to subscribe for, purchase or receive any shares of the Company of any class, now or hereafter authorized, or any options or warrants for such shares, or any rights to subscribe for or purchase such shares, or any securities convertible into or exchangeable for such shares, which may at any time be issued, sold or offered for sale by the Company.

Amendment of Articles and By-Laws:

The Company's Articles and By-Laws shall not be altered, amended or repealed and no provision inconsistent therewith shall be adopted, without the affirmative vote of the holders of a majority of the Common shares and of the Shares present; provided that the rights associated with any series of Shares shall not be varied, unless the rights associated with all other series are similarly changed, without the affirmative vote of the holders of a majority of the Shares of each series present.



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                                                                      APPENDIX B

                            STOCK PURCHASE AGREEMENT

                                     BETWEEN

                 MOTORS MECHANICAL REINSURANCE COMPANY, LIMITED

                                       AND

                              (Certified Purchaser)

                                -----------------
                                (Month/Date/Year)

Motors Mechanical Reinsurance
  Company, Limited
Financial Services Centre
Bishops Court Hill
St Michael, Barbados

Gentlemen:

The undersigned Shareholder (as more fully described below) hereby offers to purchase certain shares of stock of Motors Mechanical Reinsurance Company, Limited, a Barbados Corporation (the "Company"), upon the terms and conditions set forth herein. The Shareholder hereby tenders a check in the amount of the Purchase Payment (as defined herein), to be held in an escrow account with Barclays Bank PLC (the "Escrow Account"). This offer shall expire on the 120th day after the date hereof if the Company has not accepted it prior to such expiration date. The Shareholder acknowledges receipt of a prospectus dated -------, 1999 with respect to the stock described herein.

1.   DEFINITIONS

1.1 MIC. The term "MIC" means Motors Insurance Corporation, a New York corporation.

1.2 MIC Mechanical Account. The term "MIC Mechanical Account" means the separate business record maintained by MIC or any of its subsidiaries or affiliates to track volume, experience and commissions with respect to mechanical service agreements sold by:


(insert names and addresses of particular entity or entities selling new and/or used motor vehicles with respect to which the applicable MIC Mechanical Account is maintained).

1.3 Purchase Payment. The term "Purchase Payment" means the $ ($75 (U.S.) x number of shares) paid hereunder as consideration for the purchase of the Shares.

1.4 Shareholder.  The term "Shareholder" means                        , taxpayer
identification number            , who is a citizen of                  ,

and who resides at                               .



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PAGE 70


1.5 Shares. The term "Shares" means shares (number of shares) of the authorized shares of a series of the participating stock of the Company, which series consists of 100 shares, and which is issued in respect of the MIC Mechanical Account.

1.6 The masculine gender is to be construed to include a female or an entity where the context of this Agreement so requires.

2.   REPRESENTATIONS

2.1 Representation of Shareholder. The Shareholder represents that he has been duly certified (on the form furnished by the Company and attached hereto) by the owner(s) of the entity or entities with respect to which the MIC Mechanical Account is maintained and meets the requirements for this purchase and sale as set forth in the Articles of Incorporation of the Company (the "Articles"), copies of which are attached to the prospectus. (It is understood that, if more than one person owns the entity or entities referred to in the foregoing sentence, all such persons must join in the certification of the Shareholder.)

2.2 Representation of Company. The Company represents that the issuance and sale of the Shares pursuant to this Agreement has been duly authorized by the Board in accordance with the Articles, and is consistent with the applicable provisions of Barbados law.

3.   PURCHASE AND SALE OF SHARES

Upon acceptance of this Agreement by the Company, the Company agrees to sell and issue to the Shareholder, and the Shareholder agrees to purchase, the Shares in consideration of the Purchase Payment.

4.   ESCROW OF PURCHASE PAYMENT

Subject to the following sentence, the Purchase Payment will remain on deposit in the Escrow Account until the Shares are issued by the Company. If this Agreement is not executed by the Company within 120 days of the date hereof, the Purchase Payment shall be refunded promptly together with any interest earned thereon. Following execution by the Company, the Shareholder shall have no right to withdraw the amount of the Purchase Payment or any interest earned thereon.

5.   COVENANTS OF THE COMPANY

5.1 Series of Participating Stock. No more than 100 shares of the same series of participating stock as the Shares shall be issued by the Company, and no other series of such stock shall be issued with respect to the MIC Mechanical Account.

5.2 Reinsurance Business. The business of the Company shall be limited to the reinsurance of mechanical breakdown risks underwritten by MIC or its subsidiaries or affiliates and identified with the MIC Mechanical Account and similar MIC accounts maintained with respect to entity or entities for which series of participating stock of the Company are issued and outstanding.

6.   LIMITATIONS BASED ON INADEQUATE CAPITAL

The Shareholder and the Company agree that if the Company cannot meet the minimum margin of solvency requirements under Barbados insurance law, then, to the extent the net asset value attributable to the Subsidiary Capital Account (the "Account") for the shares issued pursuant to this Agreement is less than its pro rata share (based on proportionate earned premium) of the Company's required net asset value, the Company shall reduce the business attributable to the Account, on a pro rata basis with such other accounts that are similarly deficient, by retrocession or some other means acceptable to the Company, to the extent necessary to permit the Company to meet the Company's required minimum margin of solvency.

7.   RESTRICTIONS ON TRANSFER

The Shareholder agrees to be bound by and shall be subject to all provisions in the Articles (including without limitation those with respect to the ownership and transfer of the Shares) that are in effect as of the date of this Agreement or that may be added in the future, and any amendments to such provisions. It is understood that the Company may place on the certificate for the Shares a legend stating in substance:

         The sale, transfer, or other disposition of the shares evidenced by this certificate is restricted pursuant to provisions of the Articles of Motors Mechanical Reinsurance Company, Limited ("Company"), and the Stock Purchase Agreement ("Agreement") between the Company and the Shareholder, [dated], pursuant to which the shares were issued. Copies of the Articles and the Agreement may be examined at the registered office of the Company.

8.   MISCELLANEOUS

8.1 Severability. If for any reason any provision of this Agreement shall be invalid or unenforceable, the validity of any or all of the remaining provisions shall not be affected thereby; provided, however, that the absence of such illegal or invalid provisions does not so materially alter the purpose of this Agreement such that the continuation of the arrangement contemplated by this Agreement would no longer be mutually beneficial to the Shareholder and the Company.

8.2 No Waiver. The failure of any party to insist upon strict performance of any obligation hereunder shall not be a waiver of the party's right to demand strict compliance therewith in the future.

8.3 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of Barbados.

8.4 Counterparts. This Agreement has been executed in multiple copies, each of which shall for all purposes constitute one Agreement, binding on the parties.

8.5 Assignment. This Agreement is personal to the parties and, except as contemplated herein and in the Articles, no party shall have any right to assign any right or to delegate any duty hereunder, either voluntarily or involuntarily, or by operation of law.

8.6 Term of Agreement. Except as herein expressly provided, this Agreement shall remain in force as long as the Shares remain outstanding. If not terminated sooner, this Agreement shall terminate upon the earlier of the redemption of the Shares or the liquidation of the Company.

8.7 Effect of Transfer. The Shareholder shall be relieved of all restrictions and obligations and shall not be entitled to any further benefits under this Agreement upon transfer of all the Shares and upon the agreement of the transferee to be bound by the terms and conditions of this Agreement.

8.8 Amendment. No change, modification, or amendment to this Agreement shall be valid or binding upon the parties hereto unless such change, modification, or amendment shall be in writing signed by all of the parties.

8.9 Integration. This Agreement constitutes the full and complete agreement between the Shareholder and the Company.

8.10 Captions. Titles or captions of sections, paragraphs or exhibits contained in or made a part of this Agreement are inserted only as a matter of convenience and for reference, and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provision hereof.

8.11 Notices. Any and all notifications permitted or required to be made under this Agreement shall be in writing, signed by the party giving such notification, and shall be sent by registered or certified mail, postage prepaid
(1) if to the Shareholder, at the address set forth in Section 1.5 of this Agreement or at such other address as may have been furnished by the Shareholder to the Company in writing; or (2) if to the Company, in care of Motors Mechanical Reinsurance Company, Limited, Financial Services Centre, Bishops Court Hill, St. Michael, Barbados, W.I. For purposes of computing a time period, the date of mailing shall be the date of notification.

8.12   Survival   of   Representations    and   Warranties.    All   agreements,
representations, and warranties contained herein or made in writing by the Shareholder or the Company in connection with the transactions contemplated hereby shall survive the execution and delivery of this Agreement, and the sale and purchase of the Shares under this Agreement.

8.13 Relationship to Articles. The provisions of the Articles are incorporated herein to the extent relevant to this Agreement.

If the authorized representative of the Company executes this Agreement on its behalf, then this Agreement shall become a binding contract, subject to the terms and conditions set forth herein, between the Company and the Shareholder as of the date of the execution on behalf of the Company.



                                            Very truly yours,


------------------------------
                                            ----------------------------------
Date                                        Signature of Shareholder


                                            ----------------------------------
                                            Print Name of Shareholder

The foregoing Agreement is hereby accepted and agreed to as of the date set forth below. Series P- is hereby designated for the Shares described in this Agreement.

MOTORS MECHANICAL REINSURANCE COMPANY, LIMITED

By ___________________________               Dated: __________________________

Title ________________________

Note: Upon acceptance by the Company, a duly signed copy of this Agreement shall be sent to the Shareholder.

                                                                      APPENDIX C

                 MOTORS MECHANICAL REINSURANCE COMPANY, LIMITED

                               CERTIFICATION FORM

The undersigned represent(s) that he (she)(they) is (are) the owner(s) of the entity or entities selling new and/or used motor vehicles doing business as ---------------------- (name of dealership), with respect to which MIC Mechanical Account--- is maintained. The undersigned hereby designate(s) ----------------------------------- (name of purchaser), who resides at
---------------------------- (address of purchaser), to be deemed eligible to purchase shares of a series of the participating stock of Motors Mechanical Reinsurance Company, Limited (the "Company") pursuant to the Articles of Incorporation of the Company. The undersigned further represent(s) that all beneficial owners of the dealership have consented to this designation.



------------------------------
-----------------------------------
Date                                           Signature of Dealership Owner

                                               --------------------------------
                                               Print Name of Dealership Owner



                                           (Names of Co-Owners, if any)


------------------------------
-----------------------------------
Date                                           Signature of Co-Owner

                                               --------------------------------
                                               Print Name of Co-Owner



------------------------------
-----------------------------------
Date                                           Signature of Co-Owner

                                               --------------------------------
                                               Print Name of Co-Owner




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PAGE 75

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the estimated expenses, all of which were paid by Motors Insurance Corporation, in connection with the initial offering described in the Registration Statement:

      Registration Fee -- Securities
       and Exchange Commission ................  $    188

      State "Blue Sky" fees ...................  $ 25,000

      Accountants Fees and Expenses ...........  $ 10,000

      Legal Fees and Expenses .................  $ 40,000

      Printing and Engraving ..................  $  8,000

      Miscellaneous ...........................  $    -
                                                 --------
           Total Expenses .....................  $ 83,188
                                                 --------


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Paragraph 10 of Registrant's By-Laws provides for the indemnification of Registrant's officers and directors (and such persons' heirs, executors and administrators) against any and all judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees, incurred by such person in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person is or was a director or officer of the Company, or is or was serving at the request of the Company as a director, officer, employee, fiduciary or member of any other corporation, partnership, joint venture, trust, enterprise or organization, except with respect to any matter for which indemnification would be void pursuant to the Companies Act, 1982 of Barbados (the "Companies Act").

Under the Companies Act, indemnification of Registrant's officers and directors against any liability which would attach by reason of any contract entered into or act or thing done or omitted to be done by them in performance of their office or in any way in the discharge of their duties, if the same happens through their not acting in good faith and in the best interest of the Registrant is void.

The position of the Securities and Exchange Commission regarding indemnification for liabilities arising under the Securities Act of 1933 is set forth under Item 17, paragraph 4 of this Part II.



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PAGE 76

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULE

A. Exhibits:


4    Restated Articles of Incorporation (filed as Appendix A to the Prospectus).

5    Opinion of Evelyn, Gittens & Farmer.

10   (a)  Form of Principal  Retrocession  Agreement  between  Motors  Insurance
          Corporation and Registrant filed by reference to Exhibit 10(a) of the Registration Statement on Form S-1, File No. 33-6534, dated June 18, 1986.

     (b) Form of Supplemental Retrocession Agreement between Motors Insurance Corporation and Registrant filed by reference to Exhibit 10(b) of the Registration Statement on From S-1, File No. 33-6534 dated June 18, 1986.

     (c) Specimen Stock Purchase Agreement (filed as Appendix B to the Prospectus).

     (d) Amended and Restated Stock Purchase Agreement between Registrant and Motors Insurance Corporation filed by reference to Exhibit 10(d) to Amendment No. 1 to Registration Statement on Form S-1, File No. 33-6534, dated February 12, 1987.

     (e) Insurance Management Agreement between Registrant and Aon Insurance Managers (Barbados) Ltd. (previously Alexander Insurance Managers (Barbados) Ltd.) effective January 1, 1996, filed by reference to
          Exhibit 10(e) to Annual Report on From 10-K, File No. 33-6534, for the year ended December 31, 1996.

     (f) Investment Management Agreement between Registrant and N.M. Rothschild Asset Management Limited, effective January 26, 1998 filed by reference to Exhibit 10(f) to Annual Report on Form 10-K, File No, 33-6354 for the year ended December 31, 1997.

23   (a)  Consent of Evelyn, Gittens & Farmer.

     (b)  Consent of LeBoeuf, Lamb, Greene & MacRae, L.L.P.

     (c)  Consent of Deloitte & Touche, Independent Chartered Accountants.

99   (a)  Certification Form (filed as Appendix C to the Prospectus).

     (b) Guarantee issued by the Ministry of Finance of Barbados filed by reference to Exhibit 99(b) to Amendment No. 2 to Registration Statement on Form S-2, File No. 33-6534.

     (c) Certificate of Barbados Residency filed by reference to Exhibit 28(c) of Amendment No. 1 to Registration Statement on Form S-1, File No. 33-6534, dated February 12, 1987.




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PAGE 77

B.   Financial Statement Schedules:

No financial statement schedules are submitted herewith because the information is included elsewhere in the financial statements or the notes thereto or such schedules are not applicable.

ITEM 17.   UNDERTAKINGS

The Company hereby undertakes:

(1) To file, during any period in which offers or sales of the securities being registered are being made, a post-effective amendment to this Registration
Statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933 (the "1933 Act"), each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Michael, Barbados, on June 30, 1999.

                                               MOTORS MECHANICAL
                                               REINSURANCE COMPANY, LIMITED


                                               By  s/Ronald W. Jones
                                                  --------------------------
                                                  Ronald W. Jones,
                                                  Vice-President, Finance

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

        SIGNATURE                 TITLE                              DATE


 s/William B. Noll      Chairman and Chief Executive             June 2, 1999
----------------------- Officer and Director
   William B. Noll      (Principal Executive Officer)


 s/Ronald W. Jones      Vice-President (Principal                June 30, 1999
----------------------- Financial and Accounting
   Ronald W. Jones      Officer)


 s/Thomas D. Callahan   Executive Vice-President and Director    June 22, 1999
-----------------------
   Thomas D. Callahan.


 s/John J. Dunn, Jr.    Vice-President and Director              June 28, 1999
-----------------------
   John J. Dunn, Jr.


 s/Robert E. Capstack   Vice-President and Director              June 22, 1999
-----------------------
  Robert E. Capstack


 s/Peter R. P. Evelyn   Director                                 June 30, 1999
-----------------------
   Peter R. P. Evelyn


                        Director
-----------------------
   Diane Sauer